Filed Pursuant to Rule 424(b)(5)
Registration No. 333-36410

PRICING SUPPLEMENT

(To Prospectus dated May 19, 2000 and

 Prospectus Supplement dated May 19, 2000)

$250,000,000

The Charles Schwab Corporation

Medium-Term Notes, Series A

6.375% Senior Notes due 2017

The Charles Schwab Corporation (“CSC”) will offer $250,000,000 of 6.375% Senior Notes due 2017, which CSC refers to in this pricing supplement as the “notes.” Capitalized terms used in this pricing supplement that are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus.

The notes will mature on September 1, 2017. The notes will pay interest at 6.375% per annum. Interest on the notes will be paid each March 1 and September 1, beginning on March 1, 2008. The notes will be senior unsecured obligations of CSC, ranking equally with all of CSC’s other unsecured senior indebtedness. The notes cannot be redeemed prior to maturity.

CSC does not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risk. See “ Risk Factors” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

These notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. These notes are not savings accounts, deposits or other obligations of any bank.

	Price to Public(1)	Agent’s Discount or Commission	Proceeds to CSC
Per note	99.719%	0.65%	99.069%
Total	$249,297,500	$1,625,000	$247,672,500

(1)	Plus accrued interest from September 14, 2007 if settlement occurs after that date.

The agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and/or Euroclear Bank S.A./N.V., against payment in New York, New York on or about September 14, 2007.

The agents are acting as underwriters in this offering of notes.

Agents

UBS Investment Bank	JPMorgan

September 11, 2007

PS-i

About this pricing supplement

This document consists of three parts. The first part is the pricing supplement, which describes the price per note, interest rate, maturity date and aggregate principal amount of this offering. The second part is the prospectus supplement, which describes the specific terms of the medium-term notes. The third part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read this pricing supplement and the accompanying prospectus supplement and prospectus, together with additional information described under the heading “Where You Can Find More Information” in this pricing supplement.

References in this pricing supplement to “CSC” mean The Charles Schwab Corporation.

If the information set forth in this pricing supplement differs in any way from the information set forth in the accompanying prospectus supplement and prospectus, you should rely on the information set forth in this pricing supplement.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and prospectus and any free writing prospectus relating to the notes issued hereby prepared by or on behalf of CSC at the time of pricing. No one is authorized to give information other than that contained herein and therein. This pricing supplement may be used only for the purpose for which it has been prepared. CSC has not, and the agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The representations, warranties and covenants made by CSC in any agreement that is filed as an exhibit to any document that is incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of CSC’s affairs.

CSC is not, and the agents are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement, the accompanying prospectus supplement and prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. CSC’s business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus constitutes an offer, or an invitation on CSC’s behalf or on behalf of the agents, to subscribe for and purchase, any of the notes and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The agents are acting as underwriters in this offering of notes.

PS-ii

Where you can find more information

CSC files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). CSC’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by CSC with the SEC are also available on CSC’s corporate website at http://www.aboutschwab.com. This website is not a part of this pricing supplement or the accompanying prospectus supplement and prospectus. You may also read and copy any document that CSC files at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC allows CSC to “incorporate by reference” information CSC has filed with the SEC, which means that CSC can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this pricing supplement.

This pricing supplement incorporates by reference the documents listed below:

➢

Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including such information from the Proxy Statement filed March 30, 2007 that is incorporated by reference in Part III of such Annual Report), as updated by CSC’s Form 8-K filed on July 17, 2007 relating to CSC’s realigned segment reporting structure;

➢	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and

➢

Current Reports on Form 8-K filed on January 26, 2007, February 23, 2007, April 10, 2007, April 27, 2007, May 21, 2007, July 3, 2007, July 17, 2007 (relating to CSC’s realigned segment reporting structure) and September 11, 2007.

You may request a copy of these filings at no cost, by writing, telephoning or sending an email to the following address:

The Charles Schwab Corporation

101 Montgomery Street

San Francisco, California 94104

Attention: Corporate Secretary

Telephone: (415) 627-7000

Email: investor.relations@schwab.com

PS-iii

Forward-looking statements

This pricing supplement and the accompanying prospectus supplement and prospectus, including the documents incorporated by reference, contain not only historical information but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “estimate”, “aim”, “target”, “could”, “would”, “should”, “continue”, “potentially” and other similar expressions. These statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect management’s beliefs, objectives and expectations as of the date hereof, or in the case of any documents incorporated by reference, as of the date of those documents, are necessarily estimates based on the best judgment of CSC’s senior management. These statements relate to, among other things:

➢

CSC’s ability to service CSC’s debt, fund future dividends and capital requirements and have appropriate financial flexibility for general corporate purposes from CSC’s cash balances, anticipated cash flows from operations and borrowing capacity;

➢	CSC’s expected offering of hybrid capital securities in connection with CSC’s capital restructuring, including the amount, timing and terms of such issuances;

➢	the use of proceeds from this debt offering;

➢	a trading market for the notes;

➢	the incurrence of additional debt by CSC;

➢	the tax treatment of the notes;

➢	CSC’s ability to pursue its business strategy;

➢	the impact of changes in unrecognized tax benefits on CSC’s results of operations;

➢	the impact of changes in the likelihood of indemnification payment obligations on CSC’s results of operations;

➢	the impact of changes in estimated costs related to past restructuring initiatives on CSC’s results of operations;

➢	the impact of legal proceedings and regulatory matters;

➢	the impact of changes in the income tax benefit related to the sale of U.S. Trust Corporation (“U.S. Trust”);

➢	sources of liquidity, capital and level of dividends;

➢	the timing and amount of capital expenditures;

➢	target capital ratios; and

➢	the other risks and uncertainties described in this pricing supplement.

Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed

Forward-looking statements

beliefs, objectives and expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this pricing supplement or, in the case of documents incorporated by reference, as of the date of those documents.

Important factors that may cause actual results to differ include, but are not limited to:

➢	unanticipated changes in the amounts of CSC’s cash balances, cash flows from CSC’s operations and/or borrowing capacity;

➢	market conditions, including the demand for new hybrid capital issues;

➢	changes in general economic and financial market conditions;

➢	changes in interest rates;

➢	the level of CSC’s stock repurchase activity;

➢	changes in the competitive environment, including price competition and continued consolidation in the financial services industry;

➢	unanticipated adverse developments in litigation or regulatory matters;

➢	CSC’s ability to sublease certain properties;

➢	the amount of loans to CSC’s banking and brokerage clients;

➢	the timing and impact of changes in CSC’s level of investments in technology;

➢	changes in CSC’s level of personnel;

➢	potential breaches of contractual terms for which CSC has indemnification obligations;

➢	changes in the income tax benefit based on the results of a tax survey related to the sale of U.S. Trust;

➢	the timing and impact of the settlement of tax audits;

➢	the timing and impact of strategic transactions;

➢	changes in unrecognized tax benefits on CSC’s results of operations;

➢	changes in estimated costs related to past restructuring initiatives on CSC’s results of operations;

➢	changes in legislation or rules and regulations which affect CSC’s business and/or the hybrid capital securities;

➢	CSC’s ability to maintain favorable ratings from rating agencies;

➢	effects of critical accounting policies and judgments;

➢	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies; and

➢	fluctuation of CSC’s stock price.

You should refer to CSC’s periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. In particular, certain of these factors, as well as general risk factors affecting CSC and its subsidiaries, are discussed in greater detail in “Item 1A—Risk Factors” in CSC’s Annual Report on Form 10-K for the year ended December 31, 2006. See “Where You Can Find More Information” in this pricing supplement.

Summary

This summary highlights information contained elsewhere, or incorporated by reference, in this pricing supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the notes. You should read this entire pricing supplement and accompanying prospectus supplement and prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this pricing supplement.

THE CHARLES SCHWAB CORPORATION

CSC was incorporated in 1986 and is headquartered in San Francisco, California. CSC engages, through its subsidiaries (primarily located in San Francisco except as indicated below), in securities brokerage, banking and related financial services. At June 30, 2007, CSC had $1.384 trillion in client assets, 6.9 million active brokerage accounts, 1.1 million retirement plan participants and 177,000 banking accounts. CSC’s three reportable segments are Schwab Investor Services, Schwab Institutional and Schwab Corporate and Retirement Services. CSC’s major (or primary) subsidiaries include:

➢

Charles Schwab & Co., Inc. (“CS&Co.”), which was incorporated in 1971, is a securities broker-dealer with 305 domestic branch offices in 45 states and a branch in each of the Commonwealth of Puerto Rico and London, United Kingdom, and serves clients in Hong Kong through one of CSC’s other subsidiaries;

➢	Charles Schwab Bank, N.A., which commenced operations in 2003, is a retail bank located in Reno, Nevada;

➢	Charles Schwab Investment Management, Inc. is the investment advisor for Schwab’s proprietary mutual funds, which are referred to as the Schwab Funds®;

➢	CyberTrader, Inc., which was acquired in 2000, is located in Austin, Texas, and is an electronic trading technology and brokerage firm providing services to highly active, online traders; and

➢	The Charles Schwab Trust Company, which serves as trustee for employee benefit plans, primarily 401(k) plans.

CSC’s common stock is listed and traded on The NASDAQ Global Select Market under the symbol “SCHW.”

On July 1, 2007, CSC sold to Bank of America Corporation all of the outstanding stock of its wealth management subsidiary, U.S. Trust, for approximately $3.3 billion in cash. The after-tax cash proceeds from this sale were approximately $2.7 billion.

On March 31, 2007, CSC completed its acquisition of The 401(k) Companies, Inc., which offers defined contribution plan services, for $115 million in cash.

CSC’s principal executive office is located at 120 Kearny Street, San Francisco, California 94108, and CSC’s telephone number is (415) 636-7000. CSC’s corporate Internet website is www.aboutschwab.com. The information contained on CSC’s website is not a part of this pricing supplement or the accompanying prospectus supplement and prospectus.

THE CAPITAL RESTRUCTURING

This offering of the notes is part of the capital restructuring plan CSC announced on July 2, 2007 to return up to approximately $3.5 billion of capital to CSC’s stockholders. The other components of the capital restructuring plan are:

➢

Tender Offer and Stock Purchase.    On July 31, 2007, CSC completed a modified Dutch Auction tender offer by purchasing 84 million shares of CSC’s outstanding common stock at a purchase price of $20.50 per share. On August 15, 2007, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) by and among CSC, Charles R. Schwab, CSC’s Chairman and Chief Executive Officer and CSC’s largest stockholder, and certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own, CSC purchased 18 million shares of CSC’s outstanding common stock at a purchase price of $20.50 per share;

➢

Special Cash Dividend.    On July 2, 2007, CSC’s board of directors declared a special cash dividend of $1.00 per share, or approximately $1.2 billion in the aggregate, which was paid on August 24, 2007 to all of CSC’s stockholders of record as of the close of business on July 24, 2007; and

➢

Expected Offering of Hybrid Capital Securities.    On July 2, 2007, CSC announced its intention to offer up to $500 million of hybrid capital securities. This is not an offer to sell or a solicitation of an offer to buy the hybrid capital securities. The proposed offer and sale of the hybrid capital securities may be made only pursuant to supplements to prospectuses relating to the hybrid capital securities that are contained in a shelf registration statement declared effective by the SEC.

THE OFFERING

Aggregate principal amount	$250,000,000 of Series A medium-term notes

Denominations	$2,000 and any integral multiple of $1,000 in excess thereof

Ranking	The notes will be CSC’s senior unsecured obligations.

Issue Price	99.719%

Agent’s Discount or Commission	0.65%

Interest rate	The notes will bear interest at a fixed rate of 6.375% per annum.

Interest Payments	Interest will be paid each March 1 and September 1, beginning on March 1, 2008.

Maturity Date	The notes will mature September 1, 2017.

Original Issue Date	September 14, 2007

Net Proceeds to Issuer	$247,252,500 (after expenses and agent discounts or commissions)

Currency	The notes will be issued in United States dollars.

Redemption	The notes cannot be redeemed by CSC prior to maturity.

Repayment	The notes cannot be repaid prior to maturity.

Discount Note	The notes are not original issue discount notes.

Amortization	The notes will not be amortizing notes.

Agents’ Capacity	Principal

Listing	The notes will not be listed on any securities exchange.

Forms of Notes	The notes will be issued in fully registered form and will be represented by a global security registered in the name of a nominee of The Depository Trust Company, as depositary.

Paying Agent	The Bank of New York Trust Company, N.A.

CUSIP No.	80851QDA9

Risk factors

Your investment in the notes involves certain risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the notes and to determine whether the notes are a suitable investment for you. The notes may not be a suitable investment for you if you are unsophisticated about debt securities. Before investing in the notes, you should carefully consider, among other matters, the risk factors below and information set forth under the heading “Risk Factors” in CSC’s most recent Annual Report on Form 10-K, which is incorporated by reference into this pricing supplement, accompanying prospectus supplement and prospectus, as the same may be updated from time to time by filings under the Exchange Act that CSC incorporates by reference herein.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest

CSC believes that the value of the notes in any secondary market will be affected by the supply and demand of the notes, the interest rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what CSC expects to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

United States Interest Rates.    CSC expects that the market value of the notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the notes may decrease.

CSC’s Credit Rating, Financial Condition and Results.    Actual or anticipated changes in CSC’s credit ratings or financial condition may affect the market value of the notes.

CSC wants you to understand that the impact of one of the factors above, such as an increase in United States interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an improvement in CSC’s credit rating.

You may not be able to sell your notes if an active trading market for the notes does not develop

The notes have not been and will not be listed on any exchange. Upon issuance, your notes will not have an established trading market. A trading market for your notes may not develop or be maintained if developed. In addition to CSC’s creditworthiness, many factors affect the trading market for, and trading value of, your notes. These factors include:

➢	the method of calculating the principal and interest in respect of your notes,

➢	the time remaining to the maturity of your notes,

➢	the outstanding amount of notes relative to your notes and

➢	the level, direction and volatility of market interest rates generally.

There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for your notes or your ability to sell your notes at all. You should not purchase any notes unless you understand and are able to bear the risk that the notes may not be readily saleable, that the value of the notes will fluctuate over time and that these fluctuations may be significant.

Risk factors

In addition, if your investment activities are subject to laws and regulations governing investments, you may not be able to invest in certain types of notes or your investment in them may be limited. You should review and consider any applicable restrictions before investing in the notes.

CSC’s credit ratings may not reflect all risks of an investment in the notes

The credit ratings assigned to CSC’s medium-term note program may not reflect the potential impact of all risks related to structure and other factors on any trading market, if any, for, or trading value of, your notes. In addition, real or anticipated changes in CSC’s credit ratings will generally affect any trading market, if any, for, or trading value of, your notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances.

There are tax consequences of holding the notes

Different noteholders will be treated differently depending on their own particular status and circumstances. Potential investors should consider, and consult with their own tax advisers about, the United States federal income (as well as applicable state, local and foreign income and other) tax consequences to them of investing in, holding, and disposing of the notes.

Use of proceeds

CSC intends to use the net proceeds from this issuance of the notes, which are expected to be approximately $247,252,500 after expenses and agent discounts or commissions, for general corporate purposes.

Capitalization

The following table sets forth the consolidated cash and cash equivalents and capitalization of CSC at June 30, 2007, on an actual basis and as adjusted basis to reflect the following:

➢	the receipt of approximately $3.3 billion in cash proceeds from the sale of U.S. Trust;

➢	the issuance of $250 million of the notes offered hereby and the expected issuance of $500 million of hybrid capital securities; and

➢

a net reduction in stockholders’ equity consisting of (i) approximately $2.1 billion for the purchase of 84 million shares in the tender offer and 18 million shares under the Stock Purchase Agreement (in each case at the purchase price of $20.50 per share) and (ii) approximately $1.2 billion for the special cash dividend, partially offset by (iii) the after-tax gain realized from the sale of U.S. Trust of approximately $1.2 billion.

You should read the following table together with CSC’s consolidated financial statements and notes thereto included in CSC’s Annual Report on Form 10-K for the year ended December 31, 2006, as updated by CSC’s Form 8-K filed on July 17, 2007 relating to CSC’s realigned segment reporting structure, and Quarterly Report on Form 10-Q for the six months ended June 30, 2007, all of which are incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus.

	June 30, 2007 (unaudited)
(in millions)	Actual	As Adjusted

Cash and cash equivalents	$3,471	$4,170

Long-term senior debt	$384	$634
Hybrid capital securities	—	500

Total long-term debt	384	1,134

Stockholders’ equity
Preferred stock	—	—
Common stock	14	14
Additional paid-in capital	1,985	1,985
Retained earnings	5,308	5,213
Treasury stock — 140 shares as reported and 242 shares as adjusted	(2,177)	(4,276)
Accumulated other comprehensive loss	(56)	(22)

Total stockholders’ equity	$5,074	$2,914

Total long-term debt and stockholders’ equity	$5,458	$4,048

Consolidated ratios of earnings to fixed charges

The following table sets forth CSC’s consolidated ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges(1)	3.3	3.0	2.8	3.3	4.1	1.7
Ratio of earnings to fixed charges excluding brokerage and banking client interest expense(2)	16.4	15.1	10.8	6.3	6.2	2.7

(1)	The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense incurred on brokerage client cash balances, deposits from banking clients, long-term debt and other interest-bearing liabilities. “Fixed charges” also include one-third of rental expense, which is estimated to be representative of the interest factor. For all periods presented, there were no preference dividends.

(2)	Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and loans, CSC considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.

Selected consolidated unaudited pro forma financial information

The following unaudited pro forma condensed consolidated financial information consists of unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 and an unaudited pro forma condensed consolidated balance sheet as of June 30, 2007. The pro forma statements reflect the following:

➢	the receipt of approximately $3.3 billion in cash proceeds from the sale of U.S. Trust;

➢	the issuance of $250 million of the notes offered hereby and the expected issuance of $500 million of hybrid capital securities;

➢

a net reduction in stockholders’ equity consisting of (i) approximately $2.1 billion for the purchase of 84 million shares in the tender offer and 18 million shares under the Stock Purchase Agreement (in each case at the purchase price of $20.50 per share) and (ii) approximately $1.2 billion for the special cash dividend, partially offset by (iii) the after-tax gain realized from the sale of U.S. Trust of approximately $1.2 billion; and

➢	various fees and income tax liabilities related to certain of the foregoing matters.

The matters described in the foregoing bullet points are collectively referred to as the “transactions.” The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the transactions as if they occurred on January 1, 2006 and the unaudited pro forma condensed consolidated balance sheet gives effect to the transactions as if they had occurred on June 30, 2007.

CSC has derived the historical consolidated financial information for the year ended December 31, 2006 from its audited consolidated financial statements included in CSC’s Annual Report on Form 10-K for the year ended December 31, 2006. CSC has derived the historical condensed consolidated financial information as of and for the six months ended June 30, 2007 from its unaudited condensed consolidated financial statements included in CSC’s Quarterly Report on Form 10-Q for the six months ended June 30, 2007. The unaudited pro forma financial information should be read in conjunction with CSC’s consolidated financial statements and notes thereto included in CSC’s Annual Report on Form 10-K for the year ended December 31, 2006, as updated by CSC’s Form 8-K filed on July 17, 2007 relating to CSC’s realigned segment reporting structure, and Quarterly Report on Form 10-Q for the six months ended June 30, 2007, all of which are incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus.

The unaudited pro forma financial information is intended for information purposes only and does not purport to represent what CSC’s results of operations and financial condition would have been had the transactions described above actually occurred as of the dates indicated, nor does it project CSC’s results of operations for any future period or CSC’s financial condition at any future date. Such information has been prepared based upon currently available information and assumptions CSC believes are reasonable. Such currently available information and assumptions may prove to be inaccurate over time.

Selected consolidated unaudited pro forma financial information

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In millions, except per share amounts) (Unaudited)
	Year Ended December 31, 2006				Six Months Ended June 30, 2007
	As Reported	Adjustments		Pro forma	As Reported	Adjustments		Pro forma

Net Revenues
Asset management and administration fees	$1,945			1,945	$1,120			$1,120
Interest revenue	2,113			2,113	1,104			1,104
Interest expense	(679)	$(54	)a	(733)	(331)	$(27	)a	(358)

Net interest revenue	1,434	(54)		1,380	773	(27)		746
Trading revenue	785			785	400			400
Other	145			145	65			65

Total net revenues	4,309	(54)		4,255	2,358	(27)		2,331

Expenses Excluding Interest
Compensation and benefits	1,619			1,619	879			879
Professional services	285			285	155			155
Occupancy and equipment	260			260	138			138
Advertising and market development	189			189	118			118
Communications	180			180	100			100
Depreciation and amortization	157			157	78			78
Other	143			143	75			75

Total expenses excluding interest	2,833			2,833	1,543			1,543

Income from continuing operations before taxes on income	1,476	(54)		1,422	815	(27)		788
Taxes on income	(585)	21	b	(564)	(323)	11	b	(312)

Income from continuing operations	$891	$(33)		$858	$492	$(16)		$476

Weighted-Average Common Shares Outstanding — Basic	1,270	(102	)c	1,168	1,247	(102	)c	1,145
Weighted-Average Common Shares Outstanding — Diluted	1,286	(102	)c	1,184	1,262	(102	)c	1,160

Earnings Per Share — Basic
Income from continuing operations	$.70			$.73	$.39			$.42
Earnings Per Share — Diluted
Income from continuing operations	$.69			$.72	$.39			$.41

Selected consolidated unaudited pro forma financial information

CONDENSED CONSOLIDATED BALANCE SHEET (In millions, except per share amounts) (Unaudited)
	June 30, 2007
	As Reported	Adjustments		Pro forma

Assets
Cash and cash equivalents	$3,471	$699	d	$4,170
Cash and investments segregated and on deposit for federal or other regulatory purposes	9,148			9,148
Securities owned	8,249			8,249
Receivables from brokers, dealers, and clearing organizations	1,022			1,022
Receivables from brokerage clients — net	11,339			11,339
Loans to banking clients — net	2,727			2,727
Loans held for sale	43			43
Equipment, office facilities, and property — net	609			609
Goodwill	524			524
Deferred tax assets	405	(205	)e	200
Other assets	554			554
Assets of discontinued operations	10,913	(10,913	)f	—

Total	$49,004	$(10,419)		$38,585

Liabilities and Stockholders’ Equity
Deposits from banking clients	$11,685			$11,685
Drafts payable	294			294
Payables to brokers, dealers, and clearing organizations	2,151			2,151
Payables to brokerage clients	18,758			18,758
Accrued expenses and other liabilities	1,082	$567	g	1,649
Long-term debt	384	750	h	1,134
Liabilities of discontinued operations	9,576	(9,576	)f	—

Total liabilities	43,930	(8,259)		35,671

Stockholders’ equity:
Preferred stock	—			—
Common stock	14			14
Additional paid-in capital	1,985			1,985
Retained earnings	5,308	(95)		5,213
Treasury stock — 140 shares as reported and 242 shares pro forma, at cost	(2,177)	(2,099)		(4,276)
Accumulated other comprehensive loss	(56)	34		(22)

Total stockholders’ equity	5,074	(2,160	)i	2,914

Total	$49,004	$(10,419)		$38,585

Shares outstanding at end of period	1,252	(102)		1,150
Book value per share outstanding	$4.05			$2.53

Notes to Consolidated Financial Statements.

(a)	Reflects the adjustment to interest expense for the issuance of $250 million of the notes offered hereby and the expected issuance of $500 million of hybrid capital securities at the assumed annual rate of 7.18%. A 1/8% variance in interest rates would have an approximate $1 million effect on annual interest expense.

(b)	Reflects the adjustment for income taxes for interest expense described in (a) above.

(c)	Reflects the purchase of 84 million shares in the tender offer and 18 million shares under the Stock Purchase Agreement at the purchase price of $20.50 per share.

(d)	Reflects (i) approximately $3.3 billion in cash proceeds from the sale of U.S. Trust and (ii) the issuance of $250 million of the notes offered hereby and the expected issuance of $500 million of hybrid capital securities, partially offset by (iii) approximately $2.1 billion in cash used to fund the tender offer and the purchase of shares under the Stock Purchase Agreement (in each case at the purchase price of $20.50 per share) and (iv) approximately $1.2 billion in cash used for the special dividend of $1.00 per share.

Selected consolidated unaudited pro forma financial information

(e)	Reflects the reclassification of deferred tax assets related to the sale of U.S. Trust.

(f)	Reflects the sale of U.S. Trust.

(g)	Reflects the anticipated transaction costs and the net income tax liability related to the sale of U.S. Trust.

(h)	Reflects an increase in long-term borrowings of $750 million.

(i)	Reflects a net reduction in stockholders’ equity consisting of (i) approximately $2.1 billion for the purchase of 84 million shares in the tender offer and 18 million shares under the Stock Purchase Agreement (in each case at the purchase price of $20.50 per share) and (ii) approximately $1.2 billion for the special cash dividend, partially offset by (iii) the after-tax gain realized from the sale of U.S. Trust of approximately $1.2 billion.

Description of the notes

The description of the notes in this pricing supplement supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the notes set forth in the accompanying prospectus supplement and prospectus.

RANKING

The notes are senior unsecured obligations and rank equally with all of CSC’s other unsecured senior debt, subject to statutory exceptions in the event of liquidation upon insolvency.

PAYMENT AT MATURITY

The notes will mature on September 1, 2017. At maturity, you will receive an amount in cash equal to $1,000 per $1,000 principal amount of the notes you then hold, plus any accrued and unpaid interest.

INTEREST

The notes will bear interest at a fixed rate of 6.375% per annum. Any interest on the notes will be paid each March 1 and September 1, beginning on March 1, 2008. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

REDEMPTION

The notes cannot be redeemed by CSC prior to maturity.

DENOMINATIONS

The notes will be in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

PAYING AGENT

On the date of this pricing supplement, the agent for the payment, transfer and exchange of the notes is The Bank of New York Trust Company, N.A., acting through its corporate trust office at 700 South Flower Street, Suite 500, Los Angeles, CA 90017, Attention: Corporate Unit. We refer to The Bank of New York Trust Company, N.A., acting in this capacity, as the paying agent.

TRUSTEE

The trustee under the senior debt indenture is The Bank of New York Trust Company, N.A.

Description of the notes

NOTICES OF DEFAULT

The senior debt indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the debt securities of any series (including the notes), give to the holders of debt securities of such series (including the notes) notice of all defaults with respect to such series (including the notes) known to the trustee, unless cured; provided that except in the case of default in the payment of principal of or interest on any debt securities of such series (including the notes) or in the payment of any sinking fund installment on such series, the trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or specified officers of the trustee in good faith determine that the withholding of such notice is in the interests of the holders of debt securities of such series (including the notes). The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default.

The Depositary

THE DEPOSITORY TRUST COMPANY

The Depository Trust Company, New York, New York, will be designated as the depositary for any registered global security. Each registered global security will be registered in the name of Cede & Co., the Depositary’s nominee.

The Depositary has advised CSC that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its direct participants deposit with the Depositary. The Depositary also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both United States and non-United States securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of the Depositary and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others, referred to as “indirect participants”, such as both United States and non-United States securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to the Depositary and its participants are on file with the SEC.

According to the Depositary, the foregoing information relating to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CLEARSTREAM BANKING, SOCIETÉ ANONYME, LUXEMBOURG OR EUROCLEAR BANK S.A./N.V.

The following is based on information furnished by Clearstream Banking, societé anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V. (“Euroclear”), as the case may be.

Holders of notes may also elect to hold beneficial interests in the global security certificates through either Clearstream or Euroclear, as participants in the Depositary.

Clearstream and Euroclear hold interests on behalf of their participating organizations through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which hold those interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as United States depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as United States depositary for Euroclear (the “United States Depositaries”).

Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants

The Depositary

through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier and the Banque Centrale du Luxembourg, which supervise and oversee the activities of Luxembourg banks. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the underwriters or their affiliates. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Interest payments with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the United States Depositary for Clearstream.

Euroclear holds securities and book-entry interests in securities for participating organizations (“Euroclear Participants”) and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the underwriters or their affiliates. Non-participants in Euroclear may hold and transfer beneficial interests in a global security certificate through accounts with a Euroclear Participant or any other securities intermediary that holds a book-entry interest in a global security certificate through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Interest payments with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the United States Depositary for Euroclear.

Transfers between Euroclear Participants and/or Clearstream Participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.

The Depositary

Subject to compliance with the transfer restrictions applicable to the global security certificates described herein, cross-market transfers between the Depositary’s participating organizations (the “Depositary Participants”), on the one hand, and Euroclear Participants or Clearstream Participants, on the other hand, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of Euroclear or Clearstream, as the case may be, by its United States Depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its United States Depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global security in the Depositary, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective United States Depositaries.

Due to time zone differences, the securities accounts of a Euroclear Participant or Clearstream Participant purchasing an interest in a global security certificate from a Depositary Participant in the Depositary will be credited, and any such crediting will be reported to the relevant Euroclear Participant or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of the Depositary. Cash received in Euroclear or Clearstream as a result of sales of interests in a global security certificate by or through a Euroclear Participant or Clearstream Participant to a Depositary Participant will be received with value on the settlement date of the Depositary but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the Depositary’s settlement date.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that CSC believes to be reliable, but CSC does not assume responsibility for the accuracy of that information.

Although Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global security certificates among Euroclear Participants and Clearstream Participants, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of CSC, any of the underwriters or any trustee or agent will have any responsibility for the performance by Euroclear or Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations.

Certain United States federal tax consequences

The following is a summary of certain United States federal income tax consequences of ownership and disposition of the notes. This summary is based on the Internal Revenue Code of 1986, as amended (“Code”), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. Except as specifically discussed in this section, this summary deals only with notes purchased by a United States holder and held as capital assets within the meaning of Section 1221 of the Code.

This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances or to holders subject to special rules, such as insurance companies, dealers in securities or foreign currencies, persons holding the notes as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, or United States holders whose functional currency, as defined in Section 985 of the Code, is not the United States dollar. Persons considering the purchase of the notes should consult with their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Certain tax consequences of ownership of the notes for United States holders are discussed in the accompanying prospectus supplement under the caption “United States Federal Taxation.” Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption “United States Federal Taxation” in the accompanying prospectus supplement.

CSC will treat the notes as having been issued without original issue discount, i.e., CSC will not treat the notes as discount notes.

If backup withholding applies to a payment on, or to proceeds of the sale before maturity of, the notes, the rate of withholding will be 28%.

NON-UNITED STATES HOLDERS

As used in this section, the term “non-United States holder” means a beneficial owner of a note (other than a partnership) who or that is not a United States holder.

The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a non-United States holder of a note. Special rules may apply to certain non-United States holders, such as “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid United States federal income tax and certain expatriates, among others, that are subject to special treatment under the Code. Such taxpayers should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

United States Federal Withholding Tax.

Subject to the discussion below concerning backup withholding, United States federal withholding tax will not apply to any payment by CSC or any paying agent of principal or interest (which for purposes of

Certain United States federal tax consequences

this discussion includes any OID) to a non-United States holder on the notes under the “portfolio interest” exception, provided that:

➢	interest paid on the notes is not effectively connected with the non-United States holder’s conduct of a trade or business in the United States;

➢

the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of CSC’s voting stock within the meaning of the Code and applicable United States Treasury regulations;

➢	the non-United States holder is not a controlled foreign corporation that is related to CSC through stock ownership;

➢	the non-United States holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

➢

either (a) the non-United States holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that it is not a United States person or (b) the non-United States holder holds the notes through certain financial intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to non-United States holders that are pass-through entities rather than corporations or individuals. If a non-United States holder cannot satisfy the requirements of the “portfolio interest” exception described above, payments of premium, if any, and interest (including OID) made to the non-United States holder will be subject to a 30% United States federal withholding tax, unless the tax certificate the non-United States holder provided CSC or CSC’s paying agent, as the case may be, is properly executed and claims exemption or reduction in withholding tax as follows:

➢	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

➢

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-United States holder’s conduct of a trade or business in the United States (as discussed below under “Certain United States Federal Tax Consequences—Non-United States Holders—United States Federal Income Tax”).

Except as discussed below, the 30% United States federal withholding tax generally will not apply to any gain that a non-United States holder realizes on the sale or other disposition of the notes.

United States Federal Income Tax.

If a non-United States holder is engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), the non-United States holder will be subject to United States federal income tax on such interest (including OID) on a net income basis (although the non-United States holder will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above under “Certain United States Federal Tax Consequences—Non-United States Holders—United States Federal Withholding Tax” are satisfied) in the same manner as if the non-United States holder were a United States person as defined under the Code. In addition, if the non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such interest (including OID), subject to adjustments.

Certain United States federal tax consequences

A non-United States holder will generally not be subject to United States federal income tax on any gain it realizes upon a sale or other disposition of the notes unless:

➢

the gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), or

➢	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of such disposition, and certain other conditions are met.

United States Federal Estate Tax—Individuals.

A non-United States holder’s estate will not be subject to United States federal estate tax on the notes beneficially owned by him or her at the time of his or her death, provided that any payment to the non-United States holder on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest” exception described above under “Certain United States Federal Tax Consequences—Non-United States Holders—United States Federal Withholding Tax”, without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding.

Generally, CSC must report to the IRS and to a non-United States holder the amount of interest paid to the non-United States holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

In general, a non-United States holder will not be subject to backup withholding with respect to payments that CSC makes to the non-United States holder provided that the non-United States holder has provided the statement described above in the fifth bullet point under “Certain United States Federal Tax Consequences—Non-United States Holders—United States Federal Withholding Tax.”

A non-United States holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale of the notes made within the United States or conducted through certain United States related financial intermediaries, unless the payor receives the statement described above or the non-United States holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States holder’s United States federal income tax liability provided the required information is furnished to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and plans and other arrangements that are subject to provisions under any other federal, state, local, non-United States or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

GENERAL FIDUCIARY MATTERS

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of such ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

PROHIBITED TRANSACTION ISSUES

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption applies. If a party in interest or disqualified person, including a fiduciary, were to engage in a non-exempt prohibited transaction, then the party in interest or disqualified person may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which CSC or the agent is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for any direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are:

➢	PTCE 96-23, for specified transactions determined by in-house asset managers;

➢	PTCE 95-60, for specified transactions involving insurance company general accounts;

➢	PTCE 91-38, for specified transactions involving bank collective investment funds;

➢	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

➢	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

Certain ERISA considerations

In addition, Section 408(b)(17) of ERISA provides an exemption for certain transactions between an ERISA Plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the ERISA Plan (or by reason of a relationship to such a service provider), if among other requirements, in connection with the transaction the ERISA Plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

No assurance can be made that all of the conditions of any such exemption shall apply.

Due to the complexity of these rules and the penalties that may be imposed upon persons (including fiduciaries and investment managers) involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

REPRESENTATION

Each purchaser and subsequent transferee of the notes will be deemed to have represented by its purchase or holding that either (i) it is not an ERISA Plan, a plan or other arrangement that is subject to Similar Laws or an entity whose underlying assets are considered to include the assets of any such plan, arrangement or ERISA Plan and it is not purchasing or holding such notes on behalf of or with “plan assets” of any such plan, arrangement or ERISA Plan or entity or (ii) its purchase and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase and holding of the notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code or violate any Similar Law.

Plan of distribution

Under the terms and subject to the conditions contained in the Distribution Agreement dated May 19, 2000, and a Terms Agreement dated September 11, 2007, CSC has agreed to sell to the agents named below, as underwriters, and the agents have severally agreed to purchase from CSC, the following principal amount of the notes:

Agent	Principal Amount of Notes
UBS Securities LLC	$137,500,000
J.P. Morgan Securities Inc.	$112,500,000

Total	$250,000,000

The following table summarizes the discount or commission to be received by the agents in connection with the sale of the notes:

Agent’s Discount or Commission
Per note	$6.50
Total	$1,625,000

Notwithstanding any statements to the contrary in the accompanying prospectus or prospectus supplement, the agents are acting as underwriters in this offering of notes.

CSC has agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the agents may be required to make for those liabilities.

Each of the agents has represented and agreed that:

➢

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of the FSMA does not apply to CSC; and

➢	it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), each agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

Plan of distribution

➢

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant agent or agents nominated by CSC for any such offer; or

➢	in any other circumstances which do not require the publication by CSC of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the “Prospectus Directive” in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the agents has represented and agreed that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and (b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Certain of the agents and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing and banking services to CSC (including as parties to CSC’s credit agreement), for which they have in the past received, and may currently or in the future receive, customary fees and expenses. UBS Securities LLC, one of the agents of this offering, acted as dealer manager in CSC’s tender offer for its common stock that was completed on July 31, 2007. UBS Securities LLC also advised CSC on the sale of U.S. Trust.

For additional information concerning the offering of the notes, see “Plan of Distribution” in the accompanying prospectus supplement and prospectus.

Legal matters

Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California, will pass on the validity of the notes. Directors of that firm beneficially own an aggregate of less than 1% of CSC’s common stock. Simpson Thacher & Bartlett LLP, New York, New York, will pass upon for the agents, as underwriters, certain legal matters relating to the offering.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 19, 2000)

$750,000,000

THE CHARLES SCHWAB CORPORATION

MEDIUM-TERM NOTES, SERIES A

We, The Charles Schwab Corporation, may offer medium-term notes from time to time. The specific terms of any notes that we offer will be included in a pricing supplement. The notes will have the following general terms:

• Maturity	• Payments

The notes will mature more than nine months from the date of issue.

•       Interest Rate

The notes will bear interest at either a fixed rate, which may be zero, or a floating rate. Floating rates will be based on one or more of the following:

•    CD rate

•    commercial paper rate

•    federal funds rate

•    LIBOR

•    prime rate

•    Treasury rate

•    CMT rate

•       Types of Notes

The notes will be either senior or senior subordinated.

Unless otherwise specified in the applicable pricing supplement, the fixed rate notes will pay interest each March 1 and September 1 and at maturity and the amortizing notes will pay principal and interest semiannually each March 1 and September 1 or quarterly each March 1, June 1, September 1 and December 1 and at maturity. Please see “Description of Notes—Floating Rate Notes—When Interest Is Paid” on page S-8 for when floating rate notes will pay interest.

Payments on the notes may be linked to currency prices, commodity prices, single securities, any other rate or interest rate formula baskets of securities or indices, as specified in the applicable pricing supplement.

•       Redemption and Repayment

We may redeem the notes or you may require us to repay the notes in the manner stated in the pricing supplement.

	Price to Public	Agents’ Commissions	Proceeds to Charles Schwab
Per Note	100%	.125%-.875%	99.875-99.125%
Total	$750,000,000	$937,500-$6,562,500	$749,062,500-$743,437,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Credit Suisse First Boston Corporation and Charles Schwab & Co., Inc. have agreed to use reasonable efforts to solicit offers to purchase these securities as our agents. The agents may also purchase these securities as principals at prices to be agreed upon at the time of sale. The agents may resell any securities they purchase at prevailing market prices, or at other prices, that they determine.

Charles Schwab & Co., Inc., which is our wholly owned subsidiary, may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the securities in market-making transactions.

MORGAN STANLEY DEAN WITTER
GOLDMAN, SACHS & CO.
CREDIT SUISSE FIRST BOSTON
CHARLES SCHWAB & CO., INC.

May 19, 2000

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and the applicable pricing supplement. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted.

SUMMARY

All references to “we,” “us,” “our” or to “Charles Schwab” in this prospectus summary are to The Charles Schwab Corporation. The following summary describes the notes we are offering in general terms only. You should read the summary together with the more detailed information contained in this prospectus supplement, in the accompanying prospectus and in the applicable pricing supplement.

We may offer up to $750,000,000 of the medium-term notes described in this prospectus supplement from time to time. We refer to the notes offered under this prospectus supplement as our Series A medium-term notes. We refer to the offering of the Series A medium-term notes as our “Series A program.”

Total amount of notes offered	$750,000,000 of Series A medium-term notes. The notes may be either senior or senior subordinated.

Maturity	The notes will mature more than nine months from the date of issuance and will pay interest, if any, on the dates specified in the pricing supplement.

Interest rate	The notes will bear interest at either a fixed rate, which may be zero, or a floating rate.

Currency	The notes will be issued in U.S. dollars.

Redemption and repayment	The pricing supplement will specify any right that we may have to redeem the notes or that you may have to require us to repay the notes prior to their maturity.

Payments	Payments of principal and/or interest on the notes may be linked to currency prices, commodity prices, single securities, baskets of securities or indices.

Amortization	We may issue amortizing notes that pay a level amount in respect of both interest and principal amortized over the life of the note.

Listing	The notes will not be listed on any securities exchange, unless we specify otherwise in the pricing supplement.

Forms of notes

The notes that we offer under our Series A program will be issued in fully registered form and will be represented either by a global security registered in the name of a nominee of The Depository Trust Company, as depositary, or by certificates issued in definitive form, as discussed in the pricing supplement. We will not issue book-entry securities as certificated securities except under the circumstances described in “Description of Debt Securities—Global Securities” beginning on page 6 of the prospectus. For information on The Depository Trust Company’s book-entry system, see “The Depositary” beginning on page S-17 of this prospectus supplement.

How to reach us

You may contact us at our offices at 101 Montgomery Street, San Francisco, California 94104 (telephone number (415) 636-2787). Our website is http://www.schwab.com. This reference to our website address does not constitute incorporation by reference of the information contained in the website.

DESCRIPTION OF NOTES

Investors should carefully read the general terms and provisions of our debt securities in “Description of Debt Securities” beginning on page 5 of the prospectus. This section supplements that description. The pricing supplement will add specific terms for each issuance of notes and may modify or replace any of the information in this section and in “Description of Debt Securities” in the prospectus.

General Terms of Notes

We may issue notes under the senior debt indenture or the senior subordinated debt indenture. The Series A medium-term notes issued under each indenture will constitute a single series under that indenture. In addition, the series may include notes which we issued in the past and which we may issue in the future under the same indenture. Neither indenture limits the amount of additional indebtedness that we may incur.

Ranking. Notes issued under the senior debt indenture will rank on a parity with all of our other senior indebtedness and with all of our other unsecured and unsubordinated indebtedness, subject to statutory exceptions in the event of liquidation upon insolvency. Notes issued under the senior subordinated debt indenture will rank equally with all of our other subordinated indebtedness and will be subordinated in right of payment to the prior payment in full of our senior indebtedness. As of May 19, 2000, we had outstanding approximately $766 million of senior indebtedness and no senior subordinated indebtedness. See “Description of Debt Securities—Senior Subordinated Debt” beginning on page 7 of the prospectus.

Terms Specified in Pricing Supplements. A pricing supplement will specify the following terms of any issuance of our Series A medium-term notes to the extent applicable:

•	the issue price;

•	the aggregate principal amount;

•	the denominations or minimum denominations;

•	the original issue date;

•	whether the notes are senior or senior subordinated;

•	the stated maturity date and any terms related to any extension of the maturity date;

•	whether the notes are fixed rate notes or floating rate notes, and whether they are notes with original issue discount and/or amortizing notes;

•	for fixed rate notes, the annual rate at which the notes will bear interest, if any, or the method of calculating that rate and the dates on which interest will be payable;

•

for floating rate notes, the base rate, the index maturity, the spread, the spread multiplier, the initial interest rate, the interest reset periods, the interest payment dates, the maximum interest rate, the minimum interest rate and any other terms relating to the particular method of calculating the interest rate for the note;

•	if the note is an amortizing note, the amortization schedule;

•	whether the notes may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated maturity date, and the terms of any redemption or repayment;

•	whether the notes are linked to commodity prices, single securities, baskets of securities or indices;

•	whether the notes will be issued in book-entry or certificated form; and

•	any other terms on which we will issue the notes.

Some Definitions

We have defined some of the terms that we use frequently in this prospectus supplement below:

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City, and, with respect to LIBOR notes, is also a London banking day.

“Depositary” means The Depository Trust Company, New York, New York.

An “interest payment date” for any note means a date on which, under the terms of the note, regularly scheduled interest is payable.

“London banking day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The “record date” for any interest payment date is the date 15 calendar days prior to that interest payment date, whether or not that date is a business day.

Interest and Principal Payments

Payments, Exchanges and Transfers. Holders of certificated notes may:

•	present notes for payment of principal, premium, if any, and interest, if any;

•	register the transfer of the notes; and

•	exchange the notes at the agency maintained by us in the Borough of Manhattan, New York, New York.

Holders of global notes may transfer and exchange global notes only in the manner and to the extent discussed under “Description of Debt Securities—Global Securities” beginning on page 6 of the prospectus.

On the date of this prospectus supplement, the agent for the payment, transfer and exchange of the notes is The Chase Manhattan Bank, formerly Chemical Bank, acting through its corporate trust office at 450 West 33rd Street, New York, New York 10001. We refer to The Chase Manhattan Bank, acting in this capacity, as the paying agent.

We will not be required to:

•	register the transfer of or exchange notes to be redeemed for a period of 15 calendar days preceding the mailing of the notice of redemption; or

•	register the transfer of or exchange any registered note selected for redemption, in whole or in part, except the unredeemed or unpaid portion of the registered note being redeemed in part.

No service charge will be made for any registration or transfer or exchange of notes, but we may require payment sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of notes.

Recipients of Payments. The paying agent will pay interest to the person in whose name the note is registered at the close of business on the applicable record date. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will pay interest on the date of maturity, redemption or repayment, even if that date is not an interest payment date. The initial interest payment on a note will be the first interest payment date after the date of issuance, unless the date of issuance is less than 15 calendar days before an interest payment date. In that case, the paying agent will pay interest on the second interest payment date.

Book-Entry Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of the Depositary, as the holder of book-entry notes, by wire transfer of immediately available funds. We expect that the Depositary, upon receipt of any payment, will immediately credit its participants’ accounts in amounts proportionate to the participants’ respective beneficial interests in the notes as shown on the records of the Depositary. We also expect that payments by the Depositary’s participants to owners of beneficial interests in the book-entry notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Certificated Notes. Except for payments at maturity, redemption or repayment, the paying agent will make U.S. dollar payments of interest to holders of certificated notes either:

•	by check mailed to the address of the person as shown on the note register; or

•

for a holder of at least $10,000,000 in aggregate principal amount of certificated notes having the same interest payment date, by wire transfer of immediately available funds, if the holder has given written notice to the paying agent not later than 15 calendar days prior to the interest payment date.

Payments upon maturity, redemption or repayment on a note will be made in immediately available funds against presentation and surrender of the note.

Fixed Rate Notes

Each fixed rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment.

How Interest Is Calculated. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest will accrue from and including the earlier of:

•	the most recent interest payment date to which interest has been paid or provided for; or

•	the issue date or any other date specified in the pricing supplement on which interest begins to accrue.

Interest will accrue to the day prior to next interest payment date, or, if earlier, the date on which the principal has been paid or made available for payment, except as described below under “If a Payment Date is Not a Business Day.”

When Interest Is Paid. Unless otherwise specified in the pricing supplement, payments of interest will be made each March 1 and September 1 and at maturity or upon any earlier redemption or repayment. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount of Interest Payable. Interest payments will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If a Payment Date is Not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period beginning on the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest and principal and premium, if any, on the next business day, but interest on that payment will not accrue during the period beginning on the scheduled maturity date or date of redemption or repayment.

Amortizing Notes. A fixed rate note may pay the same amount over the life of the note. Payments of principal and interest on amortizing notes will be made either quarterly on each March 1, June 1, September 1 and December 1 or semiannually on each March 1 and September 1, as provided in the pricing supplement, and at maturity or upon any earlier redemption or repayment. Payments on amortizing notes will be applied first to interest due and payable and then to the reduction of the unpaid principal amount. We will provide to the original purchaser, and will furnish to subsequent holders upon request to us, a table containing repayment information for each amortizing note.

Floating Rate Notes

Each floating rate note will mature on the date specified in the pricing supplement.

Each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the “base rate.” The base rate may be one or more of the following:

•	the certificate of deposit, or CD, rate;

•	the commercial paper rate;

•	the federal funds rate;

•	the London interbank offered rate, or LIBOR;

•	the prime rate;

•	the Treasury rate;

•	the constant maturity Treasury, or CMT, rate; or

•	any other rate or interest rate formula specified in the pricing supplement and in the floating rate note.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

•	the specified base rate based on the index maturity;

•	plus or minus the spread, if any; and/or

•	multiplied by the spread multiplier, if any.

For any floating rate note, “index maturity” means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the pricing supplement. The “spread” is the number of basis points, one one-hundredth of a percentage point, specified in the pricing supplement to be added to or subtracted from the base rate for a floating rate note. The “spread multiplier” is the percentage specified in the pricing supplement to be multiplied by the base rate for a floating rate note.

Limitations on Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

•	a maximum limitation, or ceiling, on the rate of interest which we are required to pay during any interest period, which we refer to as the “maximum interest rate;” and

•	a minimum limitation, or floor, on the rate of interest that we are required to pay during any interest period, which we refer to as the “minimum interest rate.”

Any maximum interest rate or minimum interest rate will be included in the pricing supplement.

When Floating Interest Rates Are Reset. The initial interest rate for a floating rate note will be the initial interest rate specified in the pricing supplement. We refer to this rate as the “initial interest rate” and it will be the interest rate until the first interest reset date. The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually. The period from an interest reset date until the day prior to the next interest reset date is the “interest reset period” and the first day of each interest reset period is the “interest reset date.” The interest reset date will be as follows:

•	for notes which reset daily, each business day;

•	for notes, other than Treasury rate notes, which reset weekly, the Wednesday of each week;

•	for Treasury rate notes which reset weekly, the Tuesday of each week;

•	for notes which reset monthly, the third Wednesday of each month;

•	for notes which reset quarterly, the third Wednesday of each March, June, September and December;

•	for notes which reset semiannually, the third Wednesday of two months each year as specified in the pricing supplement; and

•	for notes which reset annually, the third Wednesday of one month each year as specified in the pricing supplement.

Unless the pricing supplement specifies otherwise, the interest rate in effect for the ten days immediately before maturity, redemption or repayment will be the rate in effect on the tenth day preceding the maturity, redemption or repayment date.

If an interest reset date for any floating rate note falls on a day that is not a business day, it will be postponed until the following business day, except that, in the case of a LIBOR note, if that business day is in the next calendar month, the interest reset date will be the business day immediately preceding the interest reset date.

The Dates When Interest Rates Are Determined. The “interest determination date” is the day the calculation agent will refer to when determining the new interest rate for an interest reset period, and is determined as follows:

•

for CD rate notes, commercial paper rate notes, federal funds rate notes, prime rate notes and CMT rate notes, the interest determination date will be the second business day prior to the interest reset date;

•	for LIBOR notes, the interest determination date will be the second London banking day prior to the interest reset date; and

•	for Treasury rate notes, the interest determination date will be the day of the week in which the interest reset date falls on which Treasury bills would normally be auctioned.

Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, but the auction may be held on the preceding Friday. If, as the result of a legal holiday, the auction is held on the preceding Friday, that Friday will be the interest determination date for the interest reset date occurring in the next week. If an auction falls on a day that is an interest reset date, the interest reset date will be the next business day.

When Interest Is Paid. Unless the pricing supplement specifies otherwise, we will pay interest on floating rate notes on the interest payment dates as follows:

•

for notes with a daily, weekly or monthly interest reset date, on the third Wednesday of each month or on the third Wednesday of March, June, September and December, as specified in the pricing supplement;

•	for notes with a quarterly interest reset date, on the third Wednesday of March, June, September and December;

•	for notes with a semiannual interest reset date, on the third Wednesday of two months specified in the pricing supplement;

•	for notes with an annual interest reset date, on the third Wednesday of a month specified in the pricing supplement; and

•	for all notes, at maturity or on any earlier redemption or repayment date.

However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If a Payment Date is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, is not a business day, we will pay interest on the following business day, except that, in the case of a LIBOR note, if the business day is in the next calendar month, the interest payment date will be the business day immediately preceding the scheduled interest payment date. The amount of interest paid will be the same amount as if interest had been paid on the scheduled interest payment date. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next business day, but interest on the payment will not accrue during the period from and after the maturity, redemption or repayment date.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or provided for, or, if no interest has been paid or provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to the day prior to the next interest payment date or, if earlier, the date on which the principal has been paid or made available for payment, except as described above under “If a Payment Date is Not a Business Day.”

The pricing supplement will specify a calculation agent for any issue of floating rate notes. If requested by the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

For a floating rate note, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day:

•	by 360, in the case of CD rate notes, commercial paper rate notes, federal funds rate notes, LIBOR notes and prime rate notes; or

•	by the actual number of days in the year, in the case of Treasury rate notes and CMT rate notes.

For these calculations, the interest rate in effect on any interest reset date will be the rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset period or, if none, the initial interest rate.

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent, with one-half cent rounded upward.

Base Rates

In the detailed descriptions of the various base rates which follow, the “calculation date” for an interest determination date means the earlier of:

•	the tenth calendar day after that interest determination date, or, if that day is not a business day, the next business day; or

•	the business day preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

CD Rate Notes

CD rate notes will bear interest at the interest rates specified in the CD rate notes and in the pricing supplement. Those interest rates will be based on the CD rate and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and maximum interest rate.

The “CD rate,” for any interest determination date, is the rate on that date for negotiable certificates of deposit having the index maturity specified in the pricing supplement as published by the Board of Governors of the Federal Reserve System in “Statistical Release H.15(519), Selected Interest Rates,” or any successor publication of the Board of Governors of the Federal Reserve System (“H.15(519)”) under the heading “CDs (Secondary Market).”

The following procedures will be followed if the CD rate cannot be determined in the manner described above:

•

If the above rate is not published in H.15(519) by 9:00 a.m., New York City time, on the calculation date, the CD rate will be the rate on that interest determination date included in the daily update of H.15(519), available through the website of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication, which is commonly referred to as the “H.15 Daily Update,” for the interest determination date for certificates of deposit having the index maturity specified in the pricing supplement, under the caption “CDs (Secondary Market).”

•

If the above rate is not published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the CD rate to be the arithmetic mean of three secondary market offered rates, as of 10:00 a.m., New York City time, on the interest determination date for negotiable certificates of deposit of major United States money center banks of the highest credit standing in the market for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the pricing supplement in an amount that is representative for a single transaction in that market at that time. The three offered rates will be those of three leading nonbank dealers or negotiable U.S. dollar certificates of deposit in New York City selected by the calculation agent.

•

If the dealers selected by the calculation agent are not making quotes, the CD rate will remain the same as the CD rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the commercial paper rate notes and in the pricing supplement. Those interest rates will be based on the commercial paper rate and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and maximum interest rate.

The “commercial paper rate,” for any interest determination date, is the money market yield, calculated as described below, on that date for commercial paper having the index maturity specified in the pricing supplement as that rate is published in H.15(519) under the heading “Commercial Paper—Nonfinancial.”

The following procedures will be followed if the commercial paper rate cannot be determined in the manner described above:

•

If the above rate is not published by 9:00 a.m., New York City time, on the calculation date, then the commercial paper rate will be the money market yield on that interest determination date for commercial paper of the inde maturity specified in the pricing supplement as published in the H.15 Daily Update under the heading “Commercial Paper-Nonfinancial.”

•

If by 3:00 p.m., New York City time, on that calculation date the rate is not published in either H.15(519) or the H.15 Daily Update, then the calculation agent will determine the commercial paper rate to be the money market yield of the arithmetic mean of three offered rates, as of 11:00 a.m., New York City time, on the interest determination date, for commercial paper of the index maturity specified in the pricing supplement, placed for an industrial issuer whose bond rating is “AA,” or the equivalent, from a nationally recognized statistical rating agency. The three offered rates will be those of three leading dealers of commercial paper in New York City selected by the calculation agent.

•

If the dealers selected by the calculation agent are not making quotes, the commercial paper rate for that interest determination date will remain the same as the commercial paper rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The “money market yield” will be a yield calculated in accordance with the following formula:

money market yield =	D x 360 x 100
360 - (D x M)

where “D” refers to the applicable per year rate for commercial paper quoted on a bank discount basis and expressed as a decimal and “M” refers to the actual number of days in the interest period for which interest is being calculated.

Federal Funds Rate Notes

Federal funds rate notes will bear interest at the interest rates specified in the federal funds rate notes and in the pricing supplement. Those interest rates will be based on the federal funds rate and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and the maximum interest rate.

The “federal funds rate,” for any interest determination date, is the rate on that date for federal funds as published in H.15(519) under the heading “Federal Funds (Effective)” as displayed on Bridge Telerate, Inc., or any successor service, on page 120 or any other page as may replace the applicable page on that service, which is commonly referred to as “Telerate Page 120.”

The following procedures will be followed if the federal funds rate cannot be determined in the manner described above:

•

If the above rate is not published by 9:00 a.m., New York City time, on the calculation date, the federal funds rate will be the rate on that interest determination date as published in the H.15 Daily Update under the heading “Federal Funds/Effective Rate.”

•

If the rate is not published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the federal funds rate to be the arithmetic mean of the rates for the last transaction in overnight federal funds by each of three leading brokers of federal funds transactions in New York City selected by the calculation agent, after consultation with us, prior to 9:00 a.m., New York City time, on that interest determination date.

•

If the brokers selected by the calculation agent are not marketing quotes as mentioned above, the federal funds rate relating to interest determination date will remain the same as the federal funds rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

LIBOR Notes

LIBOR notes will bear interest at the interest rates specified in the LIBOR notes and in the pricing supplement. That interest rate will be based on LIBOR and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and the maximum interest rate.

The calculation agent will determine “LIBOR” for each interest determination date as follows:

•	As of the interest determination date, LIBOR will be either:

•

if “LIBOR Reuters” is specified in the pricing supplement, the arithmetic mean of the offered rates for deposits in U.S. dollars having the index maturity designated in the pricing supplement, commencing on the second London banking day following the interest determination date, that appear on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on the interest determination date, if at least two offered rates appear on the Designated LIBOR Page, except that if the specified Designated LIBOR Page provides only for a single rate, that single rate will be used, or

•

if “LIBOR Telerate” is specified in the pricing supplement, the rate for deposits in U.S. dollars having the index maturity designated in the pricing supplement, commencing on the second London banking day following that interest determination date that appears on the Designated LIBOR Page at approximately 11:00 a.m., London time, on the interest determination date.

•

If (1) fewer than two offered rates appear and “LIBOR Reuters” is specified in the pricing supplement, or (2) no rate appears and the applicable pricing supplement specifies either (x) “LIBOR Telerate” or (y) “LIBOR Reuters” and the Designated LIBOR Page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of the index maturity specified in the pricing supplement commencing on the second London banking day following the interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the interest determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

•

If at least two quotations are provided, LIBOR for that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on that interest reset date, by three major banks in New York City selected by the calculation agent for loans in U.S. dollars to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

•

If the banks so selected by the calculation agent are not making quotes as mentioned in the previous bullet point, LIBOR in effect for the applicable period will be the same as LIBOR for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Designated LIBOR Page” means either (a) if “LIBOR Reuters” is designated in the pricing supplement, the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank offered rates of major banks for U.S. dollars or its designated successor, or (b) if “LIBOR Telerate” is designated in the pricing supplement, the display on Bridge Telerate Inc., or any successor service, on page 3750, or any other page as may replace that page on that service, for the purpose of displaying the London interbank offered rates for U.S. dollar deposits.

If neither LIBOR Reuters nor LIBOR Telerate is specified in the pricing supplement, LIBOR will be determined as if LIBOR Telerate were specified.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the prime rate notes and in the pricing supplement. That interest rate will be based on the prime rate and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and maximum interest rate.

The “prime rate,” for any interest determination date, is the rate on that date as published in H.15(519) under the heading “Bank Prime Loan.”

The following procedures will be followed if the prime rate cannot be determined in the manner described above:

•

If the rate is not published prior to 9:00 a.m., New York City time, on the calculation date, then the prime rate will be the rate on the interest determination date as published in H.15 Daily Update under the heading “Bank Prime Loan.”

•

If the rate is not published prior to 3:00 p.m., New York City time, on the calculation date in either H.15(519) or the H.15 Daily Update, then the calculation agent will determine the prime rate to be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME 1 Page, as defined below, as each bank’s prime rate or base lending rate as in effect for that interest determination date.

•

If fewer than four rates appear on the Reuters Screen USPRIME 1 Page for the interest determination date, the calculation agent will determine the prime rate to be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on the interest determination date by at least two of the three major money center banks in New York City selected by the calculation agent from which quotations are requested.

•

If fewer than four quotations are provided, then the calculation agent will determine the prime rate to be the arithmetic mean of the prime rates of at least three major banks selected by the calculation agent, after consultation with us.

•

If the banks selected are not making quotes as mentioned above, the prime rate will remain the same as the prime rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Reuters Screen USPRIME 1 Page” means the display designated as page “USPRIME 1” on the Reuters Monitor Money Rates Service, or any successor service, or any other page as may replace the USPRIME 1 Page on that service for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the Treasury rate notes and in the pricing supplement. The interest rate will be based on the Treasury rate and any specific spread and/or spread multiplier and will be subject to any specified minimum interest rate and maximum interest rate.

“Treasury rate” is the rate from the auction held on the applicable interest determination date, which we refer to as the “auction,” of direct obligations of the United States, which are commonly referred to as “Treasury

Bills,” having the index maturity specified in the applicable pricing supplement as that rate appears under the caption “INVESTMENT RATE” on the display on Bridge Telerate, Inc., or any successor service, on page 56 or any other page as may replace page 56 on that service, which we refer to as “Telerate Page 56,” or page 57 or any other page as may replace page 57 on that service, which we refer to as “Telerate Page 57.”

The following procedures will be followed if the Treasury rate cannot be determined in the manner described above:

•

If the rate described above is not published by 3:00 p.m., New York City time, on the calculation date, the Treasury rate will be the bond equivalent yield of the rate for the applicable Treasury Bills as published in the H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/Treasury Bills/Auction High.”

•

If the rate described in the previous bullet point is not published by 3:00 p.m., New York City time, on the calculation date, the Treasury rate will be the bond equivalent yield of the auction rate of the applicable Treasury Bills, announced by the United States Department of the Treasury.

•

In the event that the rate referred to in the immediately preceding bullet point is not announced by the United States Department of the Treasury, or if the auction is not held, the Treasury rate will be the same as the bond equivalent yield of the rate on the applicable interest determination date of Treasury Bills having the index maturity specified in the applicable pricing supplement published in H.15(519) under the caption “U.S. Government Securities/Treasury Bills/Secondary Market.”

•

If the rate referred to in the immediately preceding bullet point is not published by 3:00 p.m., New York City time, on the related calculation date, the Treasury rate will be the same as the rate on the interest determination date of the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/Treasury Bills/Secondary Market.”

•

If the rate referred to in the preceding bullet point is not published by 3:00 p.m., New York City time, on the related calculation date, the Treasury rate will be the same as the rate on the interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the interest determination date, of three primary United States government securities dealers, which may include the agent or its affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement.

•

If the dealers selected by the calculation agent are not making quotes as mentioned in the preceding bullet point, the Treasury rate will be the same as the Treasury rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The “bond equivalent yield” means a yield calculated in accordance with the following formula and expressed as a percentage:

Bond Equivalent Yield =	D x N
360 - (D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, “N” refers to 365 or 366, depending on the number of days in the applicable year, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

CMT Rate Notes

CMT rate notes will bear interest at the interest rates specified in the CMT rate notes and in the pricing supplement. The interest rate will be based on the CMT rate and any specified spread and/or spread multiplier and will be subject to any specified minimum interest rate and the maximum interest rate.

The “CMT rate,” for any interest determination date, is the rate displayed on the Designated CMT Telerate Page, as defined below, under the caption “ . . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15” under the column for the Designated CMT Maturity Index, as defined below, for:

•	the rate on the interest determination date, if the Designated CMT Telerate Page is 7051; and

•	the week or the month, as applicable, ended immediately preceding the week in which the related interest determination date occurs, if the Designated CMT Telerate Page is 7052.

The following procedures will be followed if the CMT rate cannot be determined in the manner described above:

•

If the rate is no longer displayed on the relevant CMT Telerate page, or if not displayed by 3:00 p.m., New York City time, on the calculation date, then the CMT rate will be the Treasury Constant Maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519).

•

If the rate described in the immediately preceding bullet point is no longer published, or if not published by 3:00 p.m., New York City time, on the calculation date, then the CMT rate will be the Treasury Constant Maturity rate for the Designated CMT Maturity Index or other United States Treasury rate for the Designated CMT Maturity Index on the interest determination date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519).

•

If the information described in the preceding bullet point is not provided by 3:00 p.m., New York City time, on the related calculation date, then the calculation agent will determine the CMT rate to be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 p.m., New York City time, on the interest determination date, reported, according to their written records, by three leading primary United States government securities dealers, which we refer to as a “reference dealer,” in New York City, which may include an agent or other affiliates of ours, selected by the calculation agent as described in the following sentence. The calculation agent will select five reference dealers, after consultation with us, and will eliminate the highest quotation or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for the most recently issued direct noncallable fixed rate obligations of the United States, which are commonly referred to as “Treasury notes,” with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than that Designated CMT Maturity Index minus one year. If two Treasury notes with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury note with the shorter remaining term to maturity will be used.

•

If the calculation agent cannot obtain three Treasury notes quotations as described in the immediately preceding bullet point, the calculation agent will determine the CMT rate to be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on the interest determination date of three reference dealers in New York City, selected using the same method described in the immediately preceding sentence, for Treasury notes with an original maturity equal to the number of years closest to but not less than the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100,000,000.

•

If three or four (and not five) of the reference dealers are making quotes as described above, then the CMT rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of those quotes will be eliminated.

•

If fewer than three reference dealers selected by the calculation agent are making quotes as described above, the CMT rate will be the same as the CMT rate for the preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Designated CMT Telerate Page” means the display on Dow Jones Telerate Service or any successor service, on the page designated in the applicable pricing supplement or any other page as may replace that page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no page is specified in the pricing supplement, the Designated CMT Telerate Page will be 7052, for the most recent week.

“Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities, which is either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the pricing supplement for which the CMT rate will be calculated. If no maturity is specified in the applicable pricing supplement, the Designated CMT Maturity Index will be two years.

Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices

We may issue notes with the principal amount payable on any principal payment date and/or the amount of interest payable on any interest payment date determined by reference to one or more commodity prices, securities of entities not affiliated with us, a basket of those securities or an index or indices of those securities. These notes may include other terms, which will be specified in the pricing supplement.

Redemption and Repurchase of Notes

Optional Redemption. The pricing supplement will indicate either that the notes cannot be redeemed prior to maturity or the terms of our option to redeem the notes. We will mail a notice of redemption to each holder by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption, or within the redemption notice period designated in the pricing supplement, to the address of each holder as that address appears upon the books maintained by the paying agent. The notes, except for amortizing notes, will not be subject to any sinking fund.

Repayment at Option of Holder. If applicable, the pricing supplement will indicate that the holder has the option to have us repay the note on a date or dates specified prior to its maturity date. The repayment price will be equal to 100% of the principal amount of the note, together with accrued interest to the date of repayment. For notes issued with original issue discount, the pricing supplement will specify the amount payable upon repayment.

We will not repay a note unless the paying agent receives at least 15 days but not more than 30 days prior to the repayment date:

•	the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed; or

•

a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange, or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States, setting forth the name of the holder of the note, the principal amount of the note, the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised and a guarantee that the note to be repaid, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, will be received by the paying agent not later than the fifth business day after the date of the telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if the note and form duly completed are received by the paying agent by the fifth business day after the date of the telegram, telex, facsimile transmission or letter.

Exercise of the repayment option by the holder of a note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the note if the principal amount of the note remaining outstanding after repayment is an authorized denomination.

Special Requirements for Optional Repayment of Global Notes. If a note is represented by a global note, the Depositary or the Depositary’s nominee will be the holder of the note and will be the only entity that can exercise a right to repayment. In order to ensure that the Depositary’s nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the Depositary.

Open Market Purchases. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered for cancellation.

Replacement of Notes

At the expense of the holder, we will replace any notes that become mutilated, destroyed, lost or stolen or are apparently destroyed, lost or stolen. The mutilated notes must be delivered to the applicable trustee, the paying agent and the registrar, in the case of registered notes, or satisfactory evidence of the destruction, loss or theft of the notes must be delivered to us, the paying agent, the registrar, in the case of registered notes, and the applicable trustee. At the expense of the holder, an indemnity that is satisfactory to us, the principal paying agent, the registrar, in the case of registered notes, and the applicable trustee may be required before a replacement note will be issued.

THE DEPOSITARY

The Depository Trust Company, New York, New York, will be designated as the depositary for any registered global security. Each registered global security will be registered in the name of Cede & Co., the Depositary’s nominee.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, including the agents listed on the front cover of this prospectus supplement, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to the Depositary, the foregoing information relating to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

UNITED STATES FEDERAL TAXATION

The following summary describes the principal United States federal income tax consequences of ownership and disposition of the notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. Except as specifically discussed in this section, this summary deals only with notes purchased by a United States holder and held as capital assets within the meaning of Section 1221 of the Code.

As used in this section, the term “United States holder” means a beneficial owner of a note who or that is:

•	a citizen or resident of the United States for United States federal income tax purposes;

•

a corporation or partnership, including an entity, such as a limited liability company, treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if both:

•	a United States court is able to exercise primary supervision over the administration of the trust, and

•	one or more United States persons have the authority to control all substantial decisions of the trust.

Alternatively, a United States holder may be the beneficial holder of a note whose income from that note is treated as effectively connected with his conduct of a United States trade or business. The term “United States holder” also includes certain former citizens and certain former long-term residents of the United States whose interest and gain on the notes will be subject to United States federal income taxation. In addition, some trusts treated as United States persons before August 20, 1996 may elect to continue to be so treated to the extent provided in Treasury regulations.

This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances or to holders subject to special rules, such as persons other than United States holders, insurance companies, dealers in securities or foreign currencies, persons holding the notes as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, or United States holders whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the notes should consult with their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Payments of Interest on Non-Discount Notes

Interest paid on a note that is not a discount note will generally be taxable to a United States holder as ordinary interest income at the time it accrues or is received, in accordance with the United States holder’s normal method of tax accounting.

Discount Notes

Special rules govern the treatment of interest paid with respect to discount notes. A note that has an “issue price” that is less than its “stated redemption price at maturity” will generally be considered to have been issued bearing original issue discount for United States federal income tax purposes. We refer to such discount as “OID” and such a note as a “discount note,” unless the discount is less than a specified de minimis amount.

Generally, the discount is de minimis if it is less than 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity of the note.

Issue Price

The issue price of each note in an issue of notes sold for cash generally will equal the first price at which a substantial amount of those notes is sold to the public, ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The issue price of a note does not change even if part of the issue is subsequently sold at a different price.

Stated Redemption Price

The stated redemption price at maturity of a note is the total of all payments required to be made under the note other than “qualified stated interest” payments.

Qualified Stated Interest

“Qualified stated interest” is stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate of interest. In addition, qualified stated interest generally includes, among other things, stated interest on a variable rate debt instrument that is unconditionally payable at least annually at a single qualified floating rate or a rate that is determined using a single fixed formula that is based on objective financial or economic information. A rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds in the currency in which the note is denominated. No payment of interest on a note that matures one year or less from its date of issuance will be considered qualified stated interest, and accordingly that note will be treated as a discount note.

Inclusion In Income

A United States holder of a discount note with a maturity of more than one year from the date of issuance is required to include:

•	qualified stated interest with respect to the note in income at the time it is received or accrued, in accordance with the holder’s normal method of accounting; and

•

OID in income for United States federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to that income.

A holder will not be required to include separately in income cash payments received on discount notes, even if denominated as interest, to the extent they do not constitute qualified stated interest.

The amount of OID includable in income for a taxable year by a United States holder of a discount note will generally equal the sum of the “daily portions” of the total OID on the discount note for each day during the taxable year in which that holder held the discount note, which we refer to as “accrued OID.” Generally, the daily portion of OID is determined by allocating to each day in any “accrual period” a ratable portion of the OID allocable to that accrual period. The term “accrual period” means an interval of time of one year or less, and generally will correspond to the intervals between scheduled payments of principal or interest.

The amount of OID allocable to an accrual period is generally equal to the excess of the product of the “adjusted issue price” of the discount note at the beginning of that accrual period and its “yield to maturity” adjusted to reflect the length of the accrual period over the amount of any qualified stated interest allocable to the accrual period.

The “adjusted issue price” of a discount note at the beginning of an accrual period will equal:

•	the issue price of the discount note; plus

•	the amount of OID previously includable in the gross income of any United States holder; less

•	any prior payments made on the discount note that were not qualified stated interest payments.

The “yield to maturity” of the discount note will be computed on the basis of a constant annual interest rate compounded at the end of each accrual period.

United States holders of discount notes will generally be required to include in income increasingly greater amounts of OID in successive accrual periods.

Call and Put Options

Discount notes may be redeemable prior to maturity at our option, which we refer to as a “call option,” and/or repayable prior to maturity at the option of the holder, which we refer to as a “put option.” Discount notes containing either or both of these features may be subject to rules that differ from the general rules discussed above. Holders intending to purchase discount notes with either or both of these features should carefully examine the applicable pricing supplement and should consult with their own tax advisors about either or both of these features since the tax consequences for OID will depend, in part, on the particular terms and the particular features of the purchased note.

Short-Term Discount Notes

In general, a United States holder who uses the cash method of tax accounting and who holds a discount note that matures one year or less from the date of its issuance, which we refer to as a “short-term discount note,” is not required to accrue OID for United States federal income tax purposes unless the holder elects to do so. United States holders who report income for United States federal income tax purposes on the accrual method and other holders, including banks and dealers in securities, are required to include OID, or alternatively acquisition discount, on those short-term discount notes on a straight-line basis, unless an election is made to accrue the OID according to a constant yield method based on daily compounding.

In the case of a United States holder who is not required, and does not elect, to include OID in income currently, any gain realized on the sale, exchange or retirement of a short-term discount note will be ordinary interest income to the extent of the OID accrued on a straight-line basis or, if elected by the holder, under the constant yield method through the date of sale, exchange or retirement. In addition, non-electing United States holders who are not subject to the current inclusion requirement described in the second sentence of the previous paragraph may be required to defer the deduction of all or a portion of any interest paid on indebtedness incurred to purchase short-term discount notes until OID is included in the holder’s income.

Constant Yield Method Election

United States holders are permitted to elect to include all interest on a note using the constant yield method. For this purpose, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. Special rules apply to elections made for notes with amortizable bond premium or market discount and United States holders considering this election should consult their own tax advisors. The election cannot be revoked without the approval of the Internal Revenue Service.

Market Discount and Premium

If a United States holder purchases a note, other than a discount note, for an amount that is less than its issue price or, in the case of a subsequent purchaser, its stated redemption price at maturity or, in the case of a discount note, its adjusted issue price, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless this difference is less than a specified de minimis amount.

Under the market discount rules of the Code, a United States holder will be required to treat any partial principal payment or, in the case of a discount note, any payment that does not constitute qualified stated interest, on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of:

•	the amount of the payment or realized gain; or

•	the market discount that has not previously been included in income and is treated as having accrued on the note at the time of payment or disposition.

Disposal

If the note is disposed of in a nontaxable transaction, other than a nonrecognition transaction described in Code Section 1276(c), the amount of gain realized on the disposition for purposes of the market discount rules will be determined as if the holder had sold the note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States holder elects to accrue on the basis of a constant interest rate.

Currently Included Market Discount

United States holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note until the maturity of the note or its earlier disposition, except for certain nonrecognition transactions. A United States holder may elect to include market discount in income currently as it accrues, on either a ratable or a constant interest rate basis, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of cash payments on the note and regarding the deferral of interest deductions will not apply. Generally, this currently included market discount is treated as ordinary interest. The election will apply to all debt instruments acquired by the United States holder on or after the first day of the first taxable year to which that election applies and may be revoked only with the consent of the Internal Revenue Service.

Acquisition Premium

A United States holder who purchases a discount note for an amount that is greater than its adjusted issue price, but less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the note at an “acquisition premium” within the meaning of the Code. Under the acquisition premium rules, the amount of OID which the holder must include in its gross income for the note for any taxable year, or for the part of a taxable year in which the United States holder holds the discount note, will be reduced by a fraction the numerator of which is the excess of the cost of the note over its adjusted issue price and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than qualified stated interest, over the note’s adjusted issue price.

Premium Purchases

A United States holder who purchases a discount note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than qualified stated interest, will be considered to have purchased that note at a “premium” within the meaning of the OID regulations. In that case, the holder is not required to include any OID in gross income.

Amortizable Bond Premium

If a United States holder purchases a note for an amount that is greater than the amount payable at maturity, or on the earlier call date, in the case of a note that is redeemable at our option, that holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to that excess, and may elect, in accordance with applicable Code provisions, to amortize this premium, using a constant yield method over the remaining term of the note and to offset interest otherwise required to be included in income in respect of the note during any taxable year by the amortized amount of that excess for the taxable year. However, if the note may be optionally redeemed after the United States holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply that could result in a deferral of the amortization of some bond premium until later in the term of the note. Any election to amortize bond premium applies to all debt instruments acquired by the United States holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a United States holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States holder’s adjusted tax basis in the note. For these purposes, the amount realized on the sale, exchange or retirement of a note does not include any amount attributable to accrued interest or, in the case of a discount note, accrued qualified stated interest, which will be taxable as interest unless previously taken into account. A United States holder’s adjusted tax basis in a note generally will equal the cost of the note to that holder, increased by the amounts of any market discount, OID and de minimis OID previously included in income by the holder with respect to the note and reduced by any amortized bond premium and any principal payments received by the United States holder and, in the case of a discount note, by the amounts of any other payments that do not constitute qualified stated interest.

Gain or loss recognized on the sale, exchange or retirement of a note will be capital gain or loss, except to the extent of any accrued market discount or, in the case of a short-term discount note, any accrued OID which the United States holder has not previously included in income. For these purposes, holders of amortizing notes will be treated upon receiving each principal payment as though they had sold a proportionate amount of the related amortizing note. Generally, capital gain, which certain noncorporate holders realize, may be taxable at lower maximum rates than ordinary income if the holder has held the note for more than one year. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

A United States holder generally will not recognize gain or loss upon the election or revocation of the election or failure to elect to terminate the automatic extension of maturity of a renewable note.

Backup Withholding

Certain “backup” withholding and information reporting requirements may apply to payments on, and to proceeds of the sale before maturity of, the notes. We, our agent, a broker, the relevant trustee or any paying agent, as the case may be, will generally withhold tax at a rate of 31% from any payments to a United States holder who:

•	fails to furnish his taxpayer identification number, i.e. social security number or employer identification number;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the Internal Revenue Service that it has not properly reported interest and dividend payments; or

•	fails to certify that the holder has furnished a correct taxpayer identification number and has not been notified that it is subject to backup withholding.

Some holders, including corporations, are generally not subject to the backup withholding and information reporting requirements. You should consult with a tax advisor as to whether you qualify for exemption from backup withholding and the procedure for obtaining such an exemption if you do qualify.

Any amounts withheld under the backup withholding rules from a payment to a United States holder would be allowed as a refund or a credit against the holder’s United States federal income tax as long as the required information is furnished to the Internal Revenue Service.

On October 6, 1997, the Treasury Department issued new regulations which make modifications to the withholding, backup withholding and information reporting rules described above. The new regulations attempt to unify certification requirements and modify reliance standards. The new regulations will generally be effective for payments made after December 31, 2000, subject to transition rules. Prospective investors are urged to consult their own tax advisors regarding the new regulations.

The preceding federal income tax discussion is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors fo rthe tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

We are offering the notes on a continuing basis through Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Credit Suisse First Boston Corporation and Charles Schwab & Co., Inc., which we refer to individually as an “agent” and, together, as the “agents,” who have agreed to use reasonable efforts to solicit offers to purchase these securities. We may appoint additional agents to solicit sales of the notes. Any such solicitation and sale of the notes will be on the same terms and conditions to which the current agents have agreed. We will have the sole right to accept offers to purchase these securities and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase securities. Unless otherwise specified in the pricing supplement, we will pay an agent, in connection with sales of these securities resulting from a solicitation that the agent made or an offer to purchase that the agent received, a commission ranging from .125% to .875% of the initial offering price of the securities to be sold, depending upon the maturity of the securities. We may also sell notes directly to investors. In that case, we will pay no commission.

We may also sell the notes to an agent as principal for its own account at a discount equal to the commission which applies to an agent’s sale of a note with the same maturity, unless the applicable pricing supplement specifies otherwise. That agent may resell these securities to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related to such prices at the time of resale or otherwise, as that agent determines and as we specify in the pricing supplement. An agent may offer the notes it has purchased as principal to other dealers. That agent may sell the securities to any dealer at a discount and, unless otherwise specified in the pricing supplement, the discount allowed to any dealer will not be in excess of the discount that the agent will receive from us. After the initial public offering of securities that an agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

Each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. We and the agents have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or to contribute to payments made for those liabilities. We have also agreed to reimburse the agents for some expenses.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these securities on a national securities exchange, but we have been advised by the agents that they intend to make a market in these notes, as applicable laws and regulations permit. The agents are not obligated to do so, however, and the agents may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for these securities.

Charles Schwab & Co., Inc. is our wholly owned subsidiary. Charles Schwab & Co., Inc. will conduct each offering of these securities in compliance with the requirements of Rule 2720 of the NASD regarding an NASD member firm’s distributing the securities of an affiliate. Following the initial distribution of these securities, Charles Schwab & Co., Inc. may offer and sell the securities in the course of its business as a broker-dealer. Charles Schwab & Co., Inc. may act as principal or agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. Charles Schwab & Co., Inc. may use this prospectus supplement for any of those transactions. Charles Schwab & Co., Inc. is not obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

Neither the agents nor any dealer used in the initial offering of these securities will confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

In order to facilitate the offering of these securities, the agents may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or of any other securities the prices of which may be used to determine payments on these securities. Specifically, the agents may overallot in connection with any offering of these securities, creating a short position in these securities for their own accounts. In addition, to cover overallotments or to stabilize the price of these securities or of any other securities, the agents may bid for, and purchase, these securities or any other securities in the open market. Finally, in any offering of these securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these securities above independent market levels. The agents are not required to engage in these activities, and may end any of these activities at any time.

Concurrently with the offering of these securities through the agents, we may issue other debt securities under the indentures referred to in this prospectus supplement.

LEGAL MATTERS

Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, will pass on the validity of the notes. Directors of that firm beneficially own an aggregate of less than 1% of our common stock. Davis Polk & Wardwell will pass upon some legal matters relating to the notes.

$750,000,000

THE CHARLES SCHWAB CORPORATION

DEBT SECURITIES

We will provide the specific terms of the debt securities in supplements to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you invest.

Unless we state otherwise in a prospectus supplement, we will not list any of these securities on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our wholly owned subsidiary, Charles Schwab & Co., Inc., may use this prospectus to make offers and sales of our debt securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Charles Schwab & Co., Inc. has advised us that it intends to make a market in our debt securities; however, it is not obligated to do so. Charles Schwab & Co., Inc. may discontinue such market-making activity at any time, and we cannot assure you of the liquidity of, or trading market for, our debt securities. Charles Schwab & Co., Inc. may act as principal or agent in such transactions, as discussed in “Plan of Distribution” beginning on page 11. This prospectus may not be used to confirm sales of any debt securities unless it is attached to a prospectus supplement.

May 19, 2000

Note Regarding Forward-Looking Statements

This prospectus, including the information incorporated by reference, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents.

There are a variety of factors and risks that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements or that could affect the decision to invest in our securities, including, but not limited to, those contained in our Annual Report on Form 10-K for the year ended December 31, 1999, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated into this document by reference.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement together with the additional information about us as described below under the heading “Where You Can Find More Information.”

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC file number is 1-9700. Our SEC filings are available to the public through commercial document retrieval services and over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

We encourage you to review the documents and reports to be filed by us after the date of this prospectus as required by Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 1999.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

Each future filing we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the later of the date we sell all of the securities or the date that our subsidiary Charles Schwab & Co., Inc. ceases offering and/or selling previously issued debt securities shall be incorporated into this prospectus on the date of filing.

We will furnish without charge to each person to whom this prospectus is delivered, on the written or oral request of the person, a copy of any or all of the documents incorporated by reference into this prospectus, except for the exhibits to such documents. Requests should be made to:

The Charles Schwab Corporation

Investor Relations Department

101 Montgomery Street

San Francisco, California 94104

(415) 636-2787

Any statement contained in a document or information incorporated by reference into this prospectus will be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is incorporated by reference, modifies or supersedes the statement. Any modified or superseded statement shall not, except as so modified or superseded, constitute a part of this prospectus. The modification or superseding of a statement does not mean that the statement, when made, was untrue or misleading.

Our common stock is listed on the New York Stock Exchange under the symbol “SCH” as well as on the Boston, Cincinnati, Chicago, Pacific and Philadelphia stock exchanges and a facility of the National Association of Securities Dealers, Inc.

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

THE CHARLES SCHWAB CORPORATION

The Charles Schwab Corporation, through its subsidiaries, engages in securities brokerage and related financial services, including retail brokerage, mutual funds, support services for independent investment managers, equity securities market making and 401(k) defined contribution plans. Charles Schwab & Co., Inc., our principal operating subsidiary, provides brokerage and related investment services nationwide and in Puerto Rico and the U.S. Virgin Islands. Charles Schwab Europe is our retail securities brokerage firm located in the United Kingdom. Another of our subsidiaries, Schwab Capital Markets L.P. (formerly Mayer & Schweitzer, Inc.), a market maker in Nasdaq and other securities, provides trade execution services to broker-dealers and institutional customers. Charles Schwab Investment Management, Inc. is the investment adviser for our proprietary mutual funds.

We were incorporated in Delaware in November 1986. Charles Schwab & Co., Inc. was incorporated in California in 1971 and merged in 1983 with a subsidiary of BankAmerica Corporation. We acquired Charles Schwab & Co., Inc. in a management-led leveraged buyout in March 1987 and became a publicly held company in September 1987. Our principal executive offices are located at 120 Kearny Street, San Francisco, CA 94108 (telephone number (415) 627-7000). Our website is http://www.schwab.com. This reference to our website address does not constitute incorporation by reference of the information contained in the website.

All references to “we,” “us,” “our” or to “Charles Schwab” in this prospectus are to The Charles Schwab Corporation.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table lists our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2000	1999	1999	1998	1997	1996	1995
Ratio of earnings to fixed charges (unaudited)	2.7	2.3	2.2	1.8	1.8	1.9	1.7
Ratio of earnings to fixed charges as adjusted (unaudited)	12.4	9.5	8.9	6.5	5.9	5.9	5.9

For the purpose of calculating the ratio of earnings to fixed charges:

•	earnings consist of earnings before taxes on income and fixed charges; and

•	fixed charges consist of interest expense incurred on payables to customers, borrowings and one-]third of rental expense, which we estimate is representative of the interest factor.

For the purpose of calculating the ratio of earnings to fixed charges as adjusted, interest expense incurred on payables to customers is eliminated as a fixed charge. We consider interest expense incurred in connection with payables to customers to be an operating expense because such interest is completely offset by interest revenue on related investments and margin loans.

USE OF PROCEEDS

We will use the net proceeds from the sale of the debt securities for general corporate purposes, which may include additions to working capital, investing in or extending credit to subsidiaries, capital expenditures, repayment of indebtedness or acquisitions. We may provide additional details relating to the use of net proceeds in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may issue either senior debt securities or senior subordinated debt securities. Senior debt securities and senior subordinated debt securities will be issued in one or more series under either the senior indenture or the senior subordinated indenture between us and The Chase Manhattan Bank, formerly Chemical Bank, as Trustee. In the following discussion, we sometimes refer to the senior indenture and the senior subordinated indenture as the “indentures.”

We are a holding company and we are dependent upon the earnings and cash flow of our subsidiaries to meet our obligations under the debt securities. Because the creditors of any of our subsidiaries would generally have a right to receive payment before we would receive payment from the assets of a subsidiary, holders of our debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, the Exchange Act and the rules of some exchanges and regulatory bodies impose net capital requirements on some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

This prospectus briefly outlines the provisions of the indentures. The indentures have been filed as exhibits to the registration statement and you should read them for provisions that may be important to you. The indentures are substantially identical except for the subordination and negative pledge provisions described below.

In the summary below, we have included references to section numbers of the indentures so that you can easily locate these provisions.

General

The indentures do not limit the amount of additional indebtedness that we may incur. We may issue debt securities from time to time in one or more series with the same or various maturities. The debt securities will not be secured by any of our property or assets.

The prospectus supplement for each series of debt securities that we sell will contain the specific terms for that series. These terms will include some or all of the following:

•	whether the debt securities are senior or senior subordinated;

•	the total principal amount of the debt securities;

•	the authorized denominations;

•

whether the debt securities will be issued at a discount or a premium from the stated principal amount and whether the debt securities will be “original issue discount” securities for U.S. federal income tax purposes. If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations in the prospectus supplement. Original issue discount debt securities are securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance;

•	the date on which principal will be payable and whether the debt securities will be payable on demand by the holders on any date;

•	interest rate or rates or the method by which we will determine the rate or rates and whether the interest rate or rates are fixed or floating;

•	the interest payment dates;

•	the place or places where we will make payments on the debt securities;

•	any applicable redemption, repayment or sinking fund provisions;

•	any applicable United States federal income tax consequences; and

•	any other specific terms of the debt securities, including any additional events of default or covenants, and any terms that may be legally required or advisable.

Debt securities may be presented for exchange and registration of transfer in the manner, at the places and subject to the restrictions listed in the debt securities and the applicable prospectus supplement. Subject to the limitations provided in the indenture, the services will be provided without charge, other than any tax or other governmental charges which may be payable.

Global Securities

We may issue debt securities under a book-entry system in the form of one or more global securities. We will describe the specific terms of the depositary arrangement for any portion of a series of debt securities represented by a global security in the prospectus supplement for the series. We anticipate that the following description will apply to all depositary arrangements.

We will register the global securities in the name of a depositary or its nominee and deposit the global securities with that depositary. Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the debt securities upon our instructions. Only persons who hold interests directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities. Because the laws of some jurisdictions require certain types of purchasers to take physical delivery of securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary or its nominee is the registered owner of a global security, Charles Schwab and the Trustee will treat the depositary as the sole owner or holder of the debt securities for purposes of the applicable indenture. Therefore, except as set forth below, you will not be entitled to have debt securities registered in your name or to receive physical delivery of certificates representing the debt securities. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder. We understand that under existing practices, the depositary acts upon the instructions of a participant or authorizes the participant to take any action that the holder is entitled to take.

We will make all payments of principal, premium and interest on the debt securities to the depositary. We expect that the depositary will then credit participants’ accounts proportionately with these payments on the payment date and that the participants will in turn credit their customers in accordance with their customary practices. Neither Charles Schwab nor the Trustee will be responsible for making any payments to participants or customers of participants, or for maintaining any records relating to the holdings of participants and their customers, and you will have to rely on the procedures of the depositary and its participants.

Global securities are generally not transferable. We will issue physical certificates to beneficial owners of a global security if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary and we do not appoint a successor within 90 days;

•	the depositary ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days; or

•	we decide in our sole discretion that we do not want to have the debt securities of that series represented by global securities.

Senior Debt

Our senior debt securities will be issued under the senior debt indenture and will rank equally with all of our other unsecured and unsubordinated debt.

Senior Subordinated Debt

We may issue senior subordinated debt securities under the senior subordinated debt indenture. Senior subordinated debt securities will be subordinate and junior in right of payment to all of our “Senior Indebtedness.”

The holders of all of our Senior Indebtedness will be entitled to be paid in full, or we must provide for payment to them, before the holders of any of the senior subordinated debt securities are entitled to receive any payment in the event:

•	of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving Charles Schwab or a substantial part of our property;

•	that we default on the payment of any amount due and payable on any Senior Indebtedness;

•

that an event of default exists, other than a default in the payment of any amount due and payable, on any Senior Indebtedness that permits the holder or holders to accelerate the maturity of the Senior Indebtedness and the event of default continues beyond any grace period without being cured, waived or ceasing to exist; or

•

that the principal of and accrued interest on the senior subordinated debt securities has been declared due and payable upon an “Event of Default” and the declaration has not been rescinded and annulled.

Holders of senior subordinated debt would, however, have the right, even if we have not paid or provided for the payment of the Senior Indebtedness, to accept a payment in shares of our stock, as we may be reorganized or readjusted, or securities of the corporation provided for by a plan of reorganization or readjustment. Any securities received, however, will be subordinated to the payment of the Senior Indebtedness. (Senior subordinated debt indenture, Section 13.1).

“Senior Indebtedness” includes the principal of and premium, if any, and interest on our indebtedness, whether outstanding on the date of the senior subordinated debt indenture or later created, that is:

•	for money that we borrowed, including capitalized lease obligations;

•	for money borrowed by others and guaranteed, directly or indirectly, by us; or

•	secured and unsecured purchase money indebtedness or indebtedness secured by property at the time of our acquisition of the property for the payment of which we are directly or contingently liable.

Senior Indebtedness also includes all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to the Senior Indebtedness described in the preceding sentence.

Senior Indebtedness does not include:

•	our indebtedness to any of our subsidiaries for money borrowed or advances from any subsidiary;

•	the senior subordinated debt securities; or

•

any indebtedness if the terms creating or evidencing the indebtedness expressly provide that the indebtedness is not superior in right of payment to the senior subordinated debt securities and/or that the indebtedness is itself subordinated to any of our other indebtedness. (Senior subordinated debt indenture, Section 1.1).

Certain Covenants

We are subject to the following restrictions, unless the terms of the debt securities provide otherwise:

Negative Pledge. As long as any senior debt securities are outstanding, we will not, and will not permit any of our subsidiaries to, create, assume, incur or guarantee any indebtedness for borrowed money secured by a pledge, lien or other encumbrance on the voting securities of Charles Schwab & Co., Inc., Mayer & Schweitzer, Inc. (now doing business through Schwab Capital Markets L.P.) or Schwab Holdings, Inc. without securing the senior debt securities to the same extent. (Senior debt indenture, Section 3.6). Schwab Holdings, Inc. is our wholly owned subsidiary that owns all of the common stock of Charles Schwab & Co., Inc. However, the senior debt indenture permits liens on the voting stock of Charles Schwab & Co., Inc., Mayer & Schweitzer, Inc. and Schwab Holdings, Inc. without securing the senior debt securities if the liens arise because of:

•	claims against us for taxes or other governmental charges that we are contesting in good faith or that are for less than $1 million;

•	legal proceedings that we are contesting in good faith or that involve claims against us for less than $1 million;

•	deposits to secure, or in place of any, surety, appeals or customs bonds; or

•	any other reason if our Board of Directors determines that the lien will not materially detract from or interfere with the present value or control by us of the voting stock subject to the lien.

Merger, Consolidation, Sale, Lease or Conveyance. As long as any debt securities are outstanding, we will not be permitted to merge or consolidate with any other corporation and will not be permitted to sell, lease or convey all or substantially all our assets to any person, unless:

•

we are the continuing corporation or our successor or the person that acquires or leases all or substantially all of our assets is a corporation organized under the laws of the United States or one of the states of the United States or the District of Columbia and the successor corporation expressly assumes all of our obligations under the applicable indenture and the related debt securities; and

•

immediately after any merger, consolidation, sale, lease or conveyance, we or our successor is not in default in the performance or observance of the covenants and conditions of the applicable indenture. (Senior and senior subordinated debt indentures, Section 9.1).

This covenant would not apply to a recapitalization transaction, a change of control of Charles Schwab or a highly leveraged transaction unless such transaction or change of control is structured to include a merger or consolidation or a sale, lease or conveyance of all or substantially all of our assets. Except as may be described in the prospectus supplement applicable to a particular series of debt securities, there are no covenants or other provisions in the indentures requiring us to repurchase the debt securities or that would afford holders of debt securities additional protection or economic benefits in the event of a recapitalization or a change of control of Charles Schwab or a highly leveraged transaction.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, an Event of Default will occur for any series of debt securities if:

•	we fail to pay when due any principal of that series of debt securities;

•	we fail to pay any interest on that series of debt securities within 30 days after the interest is due;

•	we fail to cure our default of any other covenant or agreement to which that series of debt securities is subject within 60 days after we receive written notice of the default;

•	specified events of bankruptcy, insolvency or reorganization occur;

•

we fail to pay at maturity, including any applicable grace period, any of our “Indebtedness” in an amount due and payable at maturity in excess of $10,000,000 and our failure continues for more than 30 days after we receive written notice; or

•

we default on any of our Indebtedness, the default results in the acceleration of the Indebtedness in an amount in excess of $10,000,000 and we fail to discharge the Indebtedness or cure the acceleration within 30 days after we receive written notice.

To be valid, the written notice discussed in the preceding bullet points must be provided to us by the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities affected by the default.

“Indebtedness” means obligations of, or guaranteed or assumed by, us for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, including capitalized lease obligations. Indebtedness does not include any of our non-recourse obligations or the debt securities of the applicable series.

If an Event of Default occurs and continues, the Trustee or the holders of 25% of the aggregate principal amount of each affected series of debt securities, voting together as a single class, may require us to repay immediately the entire principal of the debt securities of each affected series and any accrued interest. For example, if an Event of Default relates to our failure to pay interest on two series of senior debt securities and we have issued ten series of outstanding senior debt securities, the holders of 25% of the two affected series, voting together as a single class, would have the right to require us to immediately repay the senior debt securities that are part of those two series. However, if the Event of Default were to affect all ten series such as our failure to pay Indebtedness in excess of $10,000,000 for over 30 days after we receive written notice, then 25% of all senior debt securities outstanding under the senior debt indenture, voting together as a single class, would have the right to require us to immediately repay all outstanding series of senior debt securities.

The holders of a majority of the aggregate principal amount of the debt securities of all affected series, voting as one class, can rescind any acceleration or waive any past default or Event of Default or allow us to not comply with any provision of the indenture. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities.

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Senior and senior subordinated debt indentures, Section 6.2). If they provide this reasonable indemnity, the holders of a majority in principal amount of all affected series of debt securities, voting as one class, may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities. (Senior and senior subordinated debt indentures, Section 5.9).

A holder of a debt security may not institute any action against us under the indenture unless:

•	the holder gives the Trustee written notice that a default has occurred and is continuing;

•	the holders of at least 25% of the outstanding principal amount of each affected series request that the Trustee institute the action while offering the Trustee reasonable indemnity; and

•	the Trustee fails to institute the action within 60 days after receiving the request.

Even if these three conditions are met, the holder may not institute an action if holders of a majority in principal amount of each affected series direct the Trustee to take action inconsistent with the request of the holder desiring to institute action against us. Holders may institute an action for payment of overdue principal or interest without complying with the preceding conditions.

We are required to file annually with the Trustee a certificate stating whether we are in default under any of the provisions of either indenture, specifying any default that exists. (Senior and senior subordinated debt indentures, Section 3.5).

Discharge, Defeasance and Covenant Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the Trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and all of our other potential future obligations on the debt securities of a particular series, then at our option:

•	we will be discharged from our obligations for the series of debt securities; or

•

we will no longer be under any obligation to comply with the restrictive covenants contained in the indenture, and the Events of Default relating to failures to comply with covenants will no longer apply to us.

If we are discharged from our obligations, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Instead, the holders will only be able to rely on the deposited funds or obligations for payment.

We must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes. We must also deliver a ruling to the same effect received from or published by the United States Internal Revenue Service if we are to be discharged from our obligations.

For the senior subordinated debt, we must also deliver to the Trustee an opinion of counsel to the effect that:

•	other holders of senior indebtedness will have no rights to the funds deposited with the Trustee; and

•

after the 91st day following the deposit, none of our other creditors would have claims on the funds deposited with the Trustee under bankruptcy or similar laws affecting creditors’ rights. However, if a court rules that the funds deposited with the Trustee remain our property, then the Trustee and holders of the senior subordinated debt securities would have some rights as secured creditors over the funds deposited with the Trustee.

For the senior subordinated debt, we may not discharge our obligations in the ways described in this section if something may prevent us from making payments of principal, interest and premium, if any, on the securities from the date we make the deposit establishing the trust fund to the 91st day after that date.

Modification of the Indentures

Without the consent of the holders of debt securities, we and the Trustee may enter into supplemental indentures to:

•	secure any debt securities;

•	document that a successor corporation has assumed our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indentures;

•	establish the forms or terms of debt securities of any series; or

•	document the appointment of a successor trustee. (Senior and senior subordinated debt indentures, Section 8.1).

If the holders of a majority in principal amount of all affected series consent, we and the Trustee may add to, change or eliminate any of the provisions of an indenture or modify in any way the rights of holders of the affected series. However, each affected holder must consent before we can:

•	extend the stated maturity of the principal;

•	reduce the amount of the principal;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	impair the right to sue to enforce any payment on any debt security when due; or

•	reduce the percentage in principal amount required to consent to any of the foregoing actions. (Senior and senior subordinated debt indentures, Section 8.2).

We may not amend the senior subordinated debt indenture to alter the subordination of any outstanding senior subordinated debt securities without the consent of each holder of Senior Indebtedness then outstanding that would be negatively affected. (Senior subordinated debt indenture, Section 8.6).

Governing Law

The laws of the State of California will govern the indentures and the securities. (Senior and Senior subordinated debt indentures, Section 11.8).

Concerning the Trustee

Under the Trust Indenture Act of 1939, if a default occurs under the debt securities issued under the senior debt indenture or the debt securities issued under the senior subordinated debt indenture, The Chase Manhattan Bank would be required to resign as Trustee on one of the indentures within 90 days after the default unless we cure the default or the default is waived or otherwise eliminated.

The Chase Manhattan Bank has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business.

PLAN OF DISTRIBUTION

We may sell our debt securities through agents, underwriters, dealers or directly to purchasers.

Agents

Agents which we designate may solicit offers to purchase our debt securities.

•	We will name any agent involved in offering or selling our debt securities, and any commissions that we will pay to the agent, in our prospectus supplement.

•	Unless we indicate otherwise in our prospectus supplement, our agents will act on a reasonable efforts basis for the period of their appointment.

•	Our agents may be deemed to be underwriters under the Securities Act of any of our debt securities that they offer or sell.

Underwriters

We may use an underwriter or underwriters in the offer or sale of our debt securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our debt securities.

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We will indicate in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive.

•	The underwriters will use our prospectus supplement to sell our debt securities.

Dealers

We may use a dealer to sell our debt securities.

•	If we use a dealer, we, as principal, will sell our debt securities to the dealer.

•	The dealer will then sell our debt securities to the public at varying prices that the dealer will determine at the time it sells our debt securities.

•	We will include in our prospectus supplement the name of the dealer and the terms of our transactions with the dealer.

Indemnification

We are required to indemnify agents, underwriters and dealers against some liabilities. Agents, underwriters and dealers may be our customers, perform services for us or do business with us in other ways.

Delayed Delivery Contracts

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our debt securities at the public offering price under delayed delivery contracts.

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If we use delayed delivery contracts, we will disclose that we are using them in our prospectus supplement and will tell you when we will demand payment and delivery of the debt securities under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions contained in the prospectus supplement.

•	We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our debt securities under delayed contracts will be entitled to receive.

Stabilization Transactions

In order to facilitate the offering of the debt securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities.

•	They may overallot in connection with the offering, creating a short position in the debt securities for their own accounts.

•	To cover overallotments or to stabilize the price of the debt securities, they may bid for, and purchase, the debt securities in the open market.

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In any offering of the debt securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the debt securities in the offering if the syndicate repurchases previously distributed debt securities to cover syndicate short positions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Remarketing

One or more firms may remarket the debt securities.

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The firms may include Morgan Stanley & Co., Incorporated, Goldman, Sachs & Co., Credit Suisse First Boston Corporation and Charles Schwab & Co., Inc., acting as principals for their own accounts or as our agents.

•	We will include in the prospectus supplement the name of any remarketing firm, the terms of its agreement with us and its compensation.

•	We may indemnify remarketing firms against some liabilities. Remarketing firms may be our customers, perform services for us or do business with us in other ways.

Miscellaneous

Any underwriter, agent or dealer that we use in the initial offering of debt securities will not confirm sales to any account over which it exercises discretionary authority without the prior specific written approval of its customer.

Charles Schwab & Co., Inc. is a wholly owned subsidiary of The Charles Schwab Corporation. If Charles Schwab & Co., Inc. participates in the distribution of our securities, we will conduct the offering in accordance with Section 2720 of the NASD Conduct Rules.

LEGAL MATTERS

Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, will pass on the legality of the debt securities. Directors of that firm beneficially own an aggregate of less than 1% of our common stock.

Davis Polk & Wardwell will pass on specified legal matters relating to the debt securities on behalf of dealers, underwriters or agents.

EXPERTS

The audited consolidated financial statements and the related consolidated financial statement schedules of The Charles Schwab Corporation and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference from The Charles Schwab Corporation’s Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference in this prospectus, and have been so incorporated in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing. Their report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph related to an accounting change to conform with Statement of Position 98-1.